Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ENDOLOGIX, INC.,

TETON MERGER SUB, INC.,

and

TRIVASCULAR TECHNOLOGIES, INC.

Dated as of October 26, 2015

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2015 (this “Agreement”), is by and among Endologix, Inc., a Delaware corporation (“Parent”), Teton Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and TriVascular Technologies, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, it is proposed that the Parties effect a combination of the Company with Parent through the merger of Merger Sub with and into the Company, with the Company surviving the merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (the “Merger”);

WHEREAS, in connection with the Merger, each outstanding share of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) will automatically be converted into the right to receive the Per Share Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the Parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (a) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby (the “Transactions”) upon the terms and subject to the conditions contained herein and (b) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof (such recommendation, the “Company Recommendation”);

WHEREAS, the boards of directors of Parent and Merger Sub have approved this Agreement and determined that this Agreement and the Transactions, including the Merger and the issuance of Parent Common Stock in the Merger, are advisable and fair to, and in the best interests of, Parent and Merger Sub and their respective stockholders, as applicable;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are simultaneously herewith entering into those certain Voting Agreements (the “Voting Agreements”), pursuant to which, among other things, such stockholders agree to vote shares of Company Common Stock owned by them in favor of the adoption of this Agreement;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Key Employees are simultaneously herewith entering into the Noncompetition Agreements which are effective conditioned on the Closing; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that, following the Merger, the Surviving Corporation will be a direct wholly-owned subsidiary of Parent. The Merger shall be governed by Section 251(c) of the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place via the electronic exchange of execution versions of all closing documents and the signature pages thereto via facsimile or email by .pdf at 10:00 a.m., Pacific time, as soon as practicable following receipt of the Company Stockholder Approval, and no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions), but no earlier than January 4, 2016, or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.” If the third (3rd) Business Day after the satisfaction of all of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing) occurs prior to January 4, 2016 (such date, the “Satisfaction Date”), and the Company is able to satisfy all of the conditions that by their nature are to be satisfied at or immediately as of the Satisfaction Date, and Parent elects to delay the Closing until January 4, 2014 pursuant to the prior sentence, then the Company shall be deemed to have satisfied all of the conditions to Closing as of the Satisfaction Date and shall not be required to satisfy such conditions again as of January 4, 2016 when the Closing occurs.

Section 1.3 Effective Time. At the Closing, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation. At the Effective Time, the Company Certificate shall, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law; provided, however, that Article I thereof shall read as follows: “The name of the Corporation is TriVascular Technologies, Inc.” The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Definitions. For purposes of this Agreement:

(a) “Aggregate Cash Consideration” means the sum of (i) the Aggregate Company Option Exercise Value plus (ii) the Aggregate Company Warrant Exercise Value plus (iii) the Aggregate Company Option Intrinsic Value plus (iv) the Aggregate Company Warrant Intrinsic Value plus (v) the Aggregate Company RSU Value plus (vi) if CRG elects to convert the CRG Convertible Debt into shares of Company Common Stock prior to the Effective Time, the CRG Value.

(b) “Aggregate Company Option Exercise Value” means the aggregate exercise price paid to the Company upon the exercise of all Company Options exercised for cash between September 11, 2015, and the Business Day immediately prior to the Effective Time.

(c) “Aggregate Company Option Intrinsic Value” means the sum of all of the Company Option Intrinsic Values for all of the Company Options outstanding on the date of this Agreement.

(d) “Aggregate Company RSU Value” means the sum of all of the Company RSU Values for all of the Company RSU Awards outstanding on the Business Day immediately prior to the Effective Time.

(e) “Aggregate Company Warrant Exercise Value” means the aggregate exercise price paid to the Company upon the exercise of all Company Warrants exercised for cash between September 11, 2015, and the Business Day immediately prior to the Effective Time.

(f) “Aggregate Company Warrant Intrinsic Value” means the sum of all of the Company Warrant Intrinsic Values for all of the Company Warrants outstanding on the date of this Agreement.

(g) “Company Option Intrinsic Value” means, (i) for each Company Option outstanding on the date of this Agreement which has an exercise price less than the ten (10) day volume weighted average closing price per share of Company Common Stock on Nasdaq, as reported in The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), for the ten (10) trading days ending on the last trading day immediately prior to the Closing Date (the “VWAP”), the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Option (which number of shares shall be set forth in a statement delivered to Parent prior to the Closing Date and certified by the Chief Financial Officer of the Company), by (B) the difference between (1) the VWAP and (2) the per share exercise price of each such Company Option and (ii) for each Company Option outstanding on the date of this Agreement which has an exercise price equal to or greater than the VWAP, zero.

(h) “Company RSU Value” means, for each Company RSU Award which vests between the date hereof and the Closing Date or for which either vesting or settlement is accelerated in connection with the Transactions, the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Award (which number of shares shall be set forth in a statement delivered to Parent on such date and certified by the Chief Financial Officer of the Company), by (ii) the VWAP.

(i) “Company Warrant Intrinsic Value” means, (i) for each Company Warrant outstanding on the date of this Agreement which has an exercise price less than VWAP, the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Warrant , by (B) the difference between (1) the VWAP and (2) the per share exercise price of each such Company Warrant and (ii) for each Company Warrant outstanding on the date of this Agreement which has an exercise price equal to or greater than the VWAP, zero.

(j) “CRG Value” means the product obtained by multiplying (i) the number of shares of Company Common Stock issuable to CRG upon conversion of the CRG Convertible Debt in accordance with its terms at or prior to the Effective Time by (ii) the ten (10) day volume weighted average closing price per share of Company Common Stock on Nasdaq, as reported in The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), for the ten (10) trading days ending on the last trading day immediately prior to the Closing Date.

(k) “Outstanding Company Common Stock” means the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including shares of Company Common Stock issued upon exercise of Company Options and Company Warrants immediately prior to the Effective Time, shares of Company Common Stock subject to

Company Warrants to be assumed by Parent at the Effective Time, shares of Company Common Stock issued upon conversion of Company RSU Awards immediately prior to the Effective Time and shares of Company Common Stock issued upon conversion of the CRG Convertible Debt immediately prior to the Effective Time, if applicable).

(l) “Outstanding Company Common Stock Adjusted” means the Outstanding Company Common Stock minus the shares of Company Common Stock subject to Company Warrants to be assumed by Parent at the Effective Time.

(m) “Per Share Cash Consideration” means an amount of cash issuable per share of Outstanding Company Common Stock equal to the quotient obtained by dividing (i) the Aggregate Cash Consideration by (ii) the Outstanding Company Common Stock Adjusted.

(n) “Per Share Merger Consideration” means collectively the Per Share Stock Consideration and the Per Share Cash Consideration.

(o) “Per Share Stock Consideration” means a number of shares of Parent Common Stock issuable per share of Outstanding Company Common Stock equal to the quotient obtained by dividing (i) the number of shares of Parent Common Stock equal to 19.999% of the issued and outstanding shares of Parent Common Stock as of the Effective Time, as reasonably determined by Parent in accordance with Rule 5635 of Nasdaq (which number of shares shall be set forth in a statement delivered to the Company on such date and certified by the Chief Financial Officer of Parent), rounded down to the nearest whole share, by (ii) the Outstanding Company Common Stock.

Section 2.2 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be automatically converted into the right to receive the Per Share Merger Consideration. From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such shares of Company Common Stock in accordance with Section 2.3, the Per Share Merger Consideration into which such shares of Company Common Stock have been converted pursuant to this Section 2.2(a), together with the Fractional Share Cash Amount and any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.3.

(ii) Cancellation of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, the Company or any direct or indirect wholly-owned Subsidiary of Parent (including Merger Sub) or the Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Treatment of Merger Sub Shares. At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding share of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (“Dissenting Shares”) and held by a person (a “Dissenting Stockholder”) who has not voted in favor of the adoption of this Agreement at any meeting of the Company’s stockholders held for such purpose or any adjournment or postponement thereof, or otherwise consented thereto, and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock, to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Per Share Merger Consideration as described in Section 2.2(a), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder, after the Effective Time, withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration pursuant to Section 2.2(a). The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to direct all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred (other than in connection with the Transactions), then the Per Share Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.2(c) shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.2(a), and such fractional share interests shall not entitle the owner thereof to vote, to receive any dividends or to exercise any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to Section 2.2(a) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash rounded up the nearest cent in an amount determined by multiplying (i) the closing price per share of Parent Common Stock on Nasdaq, as reported in The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), on the Closing Date by (ii) the fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder rounded up to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”).

Section 2.3 Exchange of Certificates.

(a) Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (such exchange agent, the “Exchange Agent”) for the payment of the Per Share Merger Consideration in the Merger and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. Parent shall deposit, or cause to be deposited, with the Exchange Agent, prior to or concurrently with the Effective Time, cash sufficient to pay the aggregate Per Share Cash Consideration (together with, to the extent then determinable, the Fractional Share Cash Amount) payable in the Merger to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent, prior to or concurrently with the Effective Time, evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Per Share Stock Consideration payable in the Merger to holders of Company Common Stock (such cash and shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(c) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.2(a) into the right to receive the Per Share Merger Consideration (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall reasonably agree) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with this Section 2.3. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Per Share Merger Consideration, including payment of the Fractional Share Cash Amount and any amounts payable in respect of dividends or other distributions in accordance with this Section 2.3 out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with this Section 2.3. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e) that such holder is entitled to receive pursuant to this ARTICLE II. Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent to receive the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e) that such holder is entitled to receive pursuant to this ARTICLE II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Book-Entry Shares become entitled in accordance with Section 2.3(e) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to pay or issue, as the case may be, as promptly as reasonably practicable after the Effective Time, the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e) in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(e) Treatment of Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 2.2(a)(i) until such holder shall surrender such share of Company Common Stock in accordance with this Section 2.3. After the surrender in accordance with this Section 2.3 of a share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 2.2(a)(i), the holder thereof shall be entitled to receive (in addition to the Per Share Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this ARTICLE II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable after the Effective Time with respect to the Parent Common Stock issuable in respect of such share of Company Common Stock.

(f) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this ARTICLE II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to applicable Law in the case of Dissenting Shares). From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares (other than any Cancelled Shares or Dissenting Shares) shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.3(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which the holders of such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e)), without interest thereon, and (ii) the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation or the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, at any time after Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE II, subject to applicable Law in the case of Dissenting Shares.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. No such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II and, following any losses from any such investment, or to the extent the cash portion of the Exchange Fund otherwise diminishes for any reason below the level required for the Exchange Agent to make cash payments pursuant to this ARTICLE II, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses or other shortfall, which additional funds will be deemed to be part of the Exchange Fund. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in excess of the amounts payable under this ARTICLE II, shall be promptly returned to Parent.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one hundred eighty (180) days after the Effective Time shall be delivered to Parent, upon Parent’s demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for the Per Share Merger Consideration (together with the Fractional Share Cash Amount and any dividends and distributions which such holder has the right to receive pursuant to Section 2.3(e)).

(i) No Liability. None of Parent, the Company or Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Per Share Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Per Share Merger Consideration or the cash to be paid in accordance with this ARTICLE II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second (2nd) anniversary of the Effective Time (or immediately prior to such earlier date on which the Per Share Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(j) Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable tax Law. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in customary amount as Parent or the Exchange Agent may reasonably require as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration (together with the Fractional Share Cash Amount and any dividends and distributions which the holders of such Certificates have the right to receive pursuant to Section 2.3(e)) had such lost, stolen or destroyed Certificate been surrendered.

Section 2.4 Company Equity Awards; Company ESPP.

(a) Company Options. Parent, Merger Sub and the Company hereby acknowledge and agree that neither Parent nor the Surviving Corporation shall assume or continue any Company Options, or substitute any other options or securities for such Company Options. On the day that is five (5) days immediately prior to the Effective Time, the vesting schedules of all outstanding Company Options shall be accelerated in full (contingent upon the closing of the Merger). Holders of such vested Company Options who exercise them in accordance with their terms prior to the Effective Time shall be deemed to hold the underlying shares of Company Common Stock, and such shares of Company Common Stock shall be converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, any unexercised Company Option outstanding immediately prior to the Effective Time shall terminate and cease to be outstanding, and shall be cancelled and shall be null and void, and no consideration shall be delivered in exchange therefor. Prior to the Effective Time, the Company shall provide notice (subject to reasonable review by Parent) to each holder of Company Options describing the treatment of such Company Options in accordance with the Company Stock Plans.

(b) Company RSU Awards. Parent, Merger Sub and the Company hereby acknowledge and agree that neither Parent nor the Surviving Corporation shall assume or continue any Company RSU Awards, or substitute any other options or securities for such Company RSU Awards. On the day that is five days immediately prior to the Effective Time, the vesting and settlement schedules of all outstanding Company RSU Awards shall be accelerated in full (contingent upon the closing of the Merger). The number of shares of Company Common Stock subject to each such Company RSU Award will be issued to the holder of the Company RSU Award as of such date, and such shares of Company Common Stock shall be automatically converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3. Prior to the Effective Time, the Company shall provide notice (subject to reasonable review by Parent) to each holder of Company RSU Awards describing the treatment of such Company RSU Awards in accordance with the Company Stock Plans.

(c) Company ESPP. (i) Each outstanding offering period in progress as of the Effective Time (each, an “Offering Period”) under the TriVascular Technologies, Inc. Employee Stock Purchase Plan (the “Company ESPP”) shall terminate on the Business Day immediately prior to the Effective Time, and be the final offering period under the Company ESPP, (ii) the accumulated contributions of each participant under the Company ESPP will be used to purchase Company Common Stock on the Business Day immediately prior to the Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant), and (iii) the Company ESPP shall terminate at the Effective Time. The Company shall pass resolutions as and when necessary to effect the treatment of the Company ESPP and the purchase rights under the Company ESPP as contemplated by this Section 2.4(c).

Section 2.5 Company Warrants. Prior to the Effective Time, the Company shall effect the exercise of any Company Warrants that, in accordance with their terms, will be deemed automatically exercised as a result of the Transactions. Holders of any such outstanding Company Warrants shall be deemed to hold the underlying shares of Company Common Stock as of the Effective Time, and such shares of Company Common Stock shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive the Per Share Merger Consideration in accordance with the provisions of Section 2.2(a). Any in-the-money Company Warrants that are not exercised, whether automatically or otherwise, prior to the Effective time in accordance with their terms will be cancelled and terminated as of the Effective Time and no consideration will be issued to the holders of such Company Warrants with respect thereto. Any out-of-the-money Company Warrants that are not exercised, whether automatically or otherwise, prior to the Effective time in accordance with their terms will be assumed by Parent at the Effective Time.

Section 2.6 CRG Convertible Debt. The Company shall deliver notice of the Transactions to CRG in accordance with Section 7(d)(i) of the CRG Convertible Debt. If CRG delivers a notice of conversion to the Company, and converts the CRG Convertible Debt, prior to the Effective Time, CRG will be issued shares of Company Common Stock in accordance with the terms of the CRG Convertible Debt, and such shares of Company Common Stock issued to CRG upon conversion of the CRG Convertible Debt shall be automatically converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3. If CRG does not deliver a notice of conversion to the Company, or otherwise convert the CRG Convertible Debt, prior to the Effective Time, Parent shall repay all outstanding principal, accrued but unpaid interest and applicable prepayment penalties owed under the CRG Convertible Debt at the Effective Time in accordance with its terms.

Section 2.7 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then, subject to the terms and conditions of this Agreement, Parent, Merger Sub, the Company, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the publicly available Company SEC Documents filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) (including the exhibits and schedules thereto) since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document to the extent that they are forward-looking statements or are similarly non-specific, predictive, cautionary or forward-looking in nature), where the relevance of the information to a particular representation or warranty is reasonably apparent on the face of such disclosure or (ii) in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent that such disclosure applies to another representation or warranty), the Company represents and warrants to Parent as of the date of this Agreement and as of the Closing Date as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or approvals necessary, except where the failure to be so qualified or licensed or to have such approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation (the “Company Certificate”) and bylaws (the “Company Bylaws”) (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents (the “Organizational Documents”) for each Subsidiary of the Company (the “Company Subsidiary Organizational Documents”), in each case, as amended through the date hereof. The Company

Organizational Documents are in full force and effect and the Company is not in violation of their provisions. The Company Subsidiary Organizational Documents are in full force and effect and no Subsidiary is in material violation of its Organizational Documents. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (or any other security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person) (and the amount and percentage of any such interest) as of the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business on October 22, 2015, (i) 20,522,256 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 4,865,788 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 775,633 shares of Company Common Stock were subject to outstanding Company RSU Awards (assuming, if applicable, satisfaction of any performance vesting conditions at maximum levels) and (B) 2,319,564 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (v) 511,952 shares of Company Common Stock are reserved for issuance in respect of the Company ESPP, (vi) 395,863 shares of Company Common Stock were issuable upon the exercise of outstanding Company Warrants, (vii) up to 1,250,000 shares of Company Common Stock are reserved for issuance upon conversion, if any, of the CRG Convertible Debt and (viii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.2(a) and Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible or exercisable into, or exchangeable for, such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests or securities convertible or exercisable into, or exchangeable for, such shares or equity interests or (4) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock (other than in connection with Company Benefit Plans and other employee or contractor compensation arrangements) or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness other than the CRG Convertible Debt, the holders of which have the right to vote (or which are convertible or exercisable into or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries. Since October 22, 2015 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms).

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of (i) all Company Stock Awards outstanding, specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Stock Award, (C) the grant date of each such Company Stock Award, (D) the exercise price for each such Company Stock Award, to the extent applicable, (E) the expiration date of each such Company Stock Award, to the extent applicable, and (F) whether such Company Stock Award is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code, and (ii) all Company Warrants outstanding, specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Warrant, and (C) the exercise price for each such Company Warrant. With respect to each grant of a Company Stock Award, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of Nasdaq, (ii) each Company Option has been granted with a per-share exercise price at least equal to the per-share fair market value, as determined under Section 409A of the Code, of a share of Company Common Stock on the applicable date of grant, and does not have any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, and (iii) each such grant was properly accounted for in accordance with U.S. generally accepted accounting principles (“GAAP”) in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(c) All dividends or other distributions on securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

(d) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest or agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person. No Subsidiary of the Company owns any shares of capital stock of the Company.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Transactions (subject to adoption of this Agreement by holders of at least a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”)). The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the Transactions, other than the Company Stockholder Approval. The Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interest of the Company and its stockholders to enter into, and declared advisable, this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof.

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief (the “Enforceability Exceptions”).

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the approvals set forth in Section 3.3(c)) of the Company Disclosure Schedule (clauses (i) through (viii) collectively, the “Company Approvals”), and (ix) such other authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings, the failure of which to be obtained, given or made would not reasonably be expected to have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions.

(d) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract or Governmental Authorization binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges or security interests (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries have timely filed or furnished all forms, schedules, statements, documents and reports (including exhibits and all other information incorporated therein) required to be filed or furnished by it with or to the SEC since January 1, 2014 (all such forms, schedules, statements, documents and reports filed or furnished by the Company or any of its Subsidiaries, including documents and reports filed or furnished after the date of this Agreement, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2014, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents.

(b) (i) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) presents fairly, in all material respects, or, in the case of Company SEC Documents filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (ii) each of the Company’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (such statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows, together with the consolidated balance sheets referred to in clause (i) (and the related notes and schedules), the “Company Financial Statements”) presents fairly, in all material respects, or, in the case of Company SEC Documents filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein. The Company Financial Statements have been prepared in accordance with GAAP (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that are not, individually or in the aggregate, material, and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The Company Financial Statements have been prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries. The Company Financial Statements comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. PricewaterhouseCoopers LLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosures or auditing scope, practices or procedures. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Since January 1, 2014, none of the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor or accountant of the Company or any Subsidiary of the Company, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and, to the extent required, internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 3a-15 under the Exchange Act) as required by Rule 3a-15 or 15d-5 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the forms, schedules, statements, documents and reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation, to the extent required, of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors that there are no (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due and whether or not required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with GAAP, except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto) or in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since June 30, 2015 and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Laws.

(a) The Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of any Governmental Entities (collectively, “Laws” and each, a “Law”) except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity, including any Company Regulatory Agency, regarding any actual failure to comply with any material Law in any material respect. Notwithstanding the foregoing, this Section 3.7(a) shall not apply to Taxes, employee benefit plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 3.8, Section 3.9, Section 3.10, Section 3.14 and Section 3.15, respectively.

(b) The Company and its Subsidiaries (i) hold, and have at all times since January 1, 2013 held, all Governmental Authorizations necessary for the lawful operation of the businesses of the Company and its Subsidiaries, and (ii) have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities, including Company Regulatory Agencies, and have paid all fees and assessments due and payable in each case in connection with such Governmental Authorizations, except, in the case of each of clause (i) and clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (x) all Governmental Authorizations of the Company and its Subsidiaries are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could reasonably result in any modification, suspension, cancellation, termination or revocation thereof, and to the knowledge of the Company, no such modification, suspension, cancellation, termination or revocation of any such Governmental Authorization is threatened by a Governmental Entity and (y) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Governmental Authorizations.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company nor its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, agent or other person authorized to act on behalf of the Company or any of its Subsidiaries has: (i) violated or is in violation of any applicable anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law; (ii) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (iii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or obtain special concessions for the Company or any of its Subsidiaries; (vii)

directly or indirectly, violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar Law; or (viii) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

Section 3.8 Certain Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries holds all material Governmental Authorizations under the FDCA (including Sections 510(k) and 515 thereof) and the counsel directive 93/42 EEC concerning medical devices promulgated by the Council of the European Communities as amend (“MDD”), and all material Governmental Authorizations of any Company Regulatory Agency necessary for the lawful operation of the businesses of the Company or its Subsidiaries in each jurisdiction in which such Company or its Subsidiaries operates (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits. The Company Regulatory Permits cover the Company Products as they are currently being researched, developed, tested, manufactured, labeled, marketed, distributed, commercialized, sold, imported and exported. No changes have been made to any Company Product (or the testing, manufacturing, labeling or intended use of any Company Product) after the submission of the application or other filing for the relevant Company Regulatory Permits that would require a new Governmental Authorization, or a supplement or amendment to a Governmental Authorization, except those changes for which the Company subsequently obtained the required new Governmental Authorization (or supplement or amendment).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the businesses of each of the Company and its Subsidiaries are being conducted in compliance with, and have appropriate internal controls that are reasonably designed to ensure compliance with: (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) federal Medicare and Medicaid statutes and related state or local statutes; (iii) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state or local Laws; (iv) federal, state or local testing, manufacturing, labeling, marketing, distribution, commercialization, sale, import, export, licensing, disclosure, gift ban, code of conduct and reporting requirements, including the Physician Payments Sunshine Act (42 C.F.R. Parts 402-403) and equivalent or related international or state reporting requirements; (v) Laws with respect to the protection of personally identifiable information collected or maintained by a Person; (vi) any comparable foreign Laws for any of the foregoing (including the MDD); and (vii) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Healthcare Laws”). Since January 1, 2013, none of the Company and its Subsidiaries has received any written notification or, to the knowledge of the Company, other communication from any Company Regulatory Agency, any MDD competent authority in any jurisdiction or any public or private entity designated by a Company Regulatory Agency for such purpose (each, a “Notified Body”), of noncompliance by, or liability of the Company or any of its Subsidiaries under, any Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries is party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency and, to the Company’s knowledge, no such action is currently contemplated, proposed or pending.

(d) All pre-clinical and clinical investigations conducted or sponsored by or on behalf of the Company or any of its Subsidiaries or used or intended to be used to support any filing or application for a Company Regulatory Permit, has been or is being conducted in compliance in all material respects with all applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including without limitation, Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, (iv) federal and state Laws restricting the collection, use and disclosure of individually identifiable health information and personal information and (v) all directions, notices, approvals and restrictions issued by the relevant institutional review board or ethics board, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigator, employee or agent that has participated or is participating in any clinical investigation conducted or sponsored by or on behalf of the Company or any of its Subsidiaries or used or intended to be used to support any filing or application for a Company Regulatory Permit, (A) is or has been disqualified or restricted by the FDA from receiving investigational drugs, biologics or devices or from conducting any clinical investigation that supports an application for a research or marketing permit; (B) has entered into a restricted agreement with FDA; or (C) is or has been subject to any comparable action by any other Governmental Entity.

(e) Since January 1, 2013, neither the Company nor any of its Subsidiaries has been or is the subject of any 483 observations, warning letters, untitled letters, inspection or audit reports from any Company Regulatory Agency or any Notified Body identifying any major or minor non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to lead to the denial, modification, suspension, cancellation, termination or revocation of any application or grant for marketing approval with respect to any material Company Product currently pending before or previously approved or cleared by the FDA or such other Company Regulatory Agency. Since January 1, 2013, neither the Company nor any of its Subsidiaries has been subject to any adverse audit reports from any Notified Body or alleged non-compliance by its customers or other third parties with which it does business, except where such report or allegation of non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Since January 1, 2013, for each adverse event and device malfunction requiring the submission of a medical device report under 21 C.F.R. Part 803 (“MDR”), a medical device vigilance report under the MDD (“MDV”), or any other filing, submission, notice or report to the FDA or any other Company Regulatory Agency, the Company and its Subsidiaries have reported, filed, or submitted an MDR, MDV or other required filing, submission, notice or report in a timely manner, except where a failure to report, file or submit has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such MDRs, MDVs and other filings, submissions, notices and reports were complete and accurate in all material respects on the date filed and, to the extent any material new or additional information was learned or obtained after filing, were corrected in or supplemented by a timely subsequent filing, to the extent required by applicable Laws. The Company and its Subsidiaries have maintained and are maintaining all records, reports and other documentation required under the applicable Laws for product complaints and reports of adverse events and device malfunctions (including all required records and documentation related to MDR and MDV reporting), except where the failure to maintain such records, reports and other documentation has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, to an institutional review board or ethics board, or in any records or documentation prepared or maintained to comply with applicable Laws or failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency; or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. Neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(g) As to each Company Product or Company Product candidate subject to the FDCA or similar Law in any foreign jurisdiction (including the MDD), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each such Company Product or Company Product candidate is being or has been designed, developed, manufactured, processed, tested, packaged, labeled, stored, distributed and marketed in compliance with all applicable Laws, including (i) those relating to investigational use and marketing approval or clearance, (ii) the Quality System Regulation at 21 C.F.R. Part 820, ISO 13485 and any other requirements related to good manufacturing practices for medical devices, including those requirements applicable to purchase controls and supplier oversight, and (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the foregoing. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of its Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Since January 1, 2013, neither the Company nor any of its Subsidiaries have voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any recall, removal, market withdrawal, replacement, field action, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to or involving wholesalers, distributors, retailers, healthcare professionals or patients (including any action required to be reported or for which records must be maintained under 21 C.F.R. Part 806) (collectively, a “Recall”) relating to any Company Product or is currently considering initiating, conducting or issuing any Recall of any Company Product, except as (with respect to Recalls other than Class I Recalls) has not had and would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect. To the knowledge of the Company, there are no facts which are reasonably likely to cause, and the Company has not received since January 1, 2010 any written notice from the FDA or any other Company Regulatory Agency regarding, (i) the Recall of any Company Product sold or intended to be sold by the Company or any of its Subsidiaries, (ii) a change in the marketing classification or a material change in the labeling of any such Company Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Company Products or (iv) a negative change in reimbursement status of a Company Product, that in each case, has had or would reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect.

Section 3.9 Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there are no actions, suits, claims, proceedings or, to the knowledge of the Company, investigations (whether administrative or judicial) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law, (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Governmental Authorizations required under applicable Environmental Laws to conduct their respective business and operations as presently conducted, and compliance with the terms and conditions thereof) since January 1, 2013, (iii) to the knowledge of the Company, since January 1, 2013, there have been no Releases at any Company Leased Real Property of Hazardous Materials by the Company or any of its Subsidiaries that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries, (iv) to the knowledge of the Company, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that would reasonably be expected to result in Liabilities under applicable Environmental Laws, (v) none of the Company and its Subsidiaries is subject to any indemnity obligation or other Contract with any other person that would reasonably be expected to result in Liabilities to the Company and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (vi) none of the Company and its Subsidiaries has received any unresolved claim, written notice, written complaint or written request for information of or has entered into or is subject to any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or any of its Subsidiaries from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (i) the Company Benefit Plan document (including all amendments and attachments thereto); (ii) any related trust document, insurance contract or policy, group annuity contract and any other funding arrangement; (iii) the two (2) most recent annual reports (Form 5500) and all schedules thereto filed with the Internal Revenue Service (the “IRS”); (iv) the most recent opinion or determination letter from the IRS; (v) the most recent summary plan description and any summary of material modifications thereto; (vi) all material filings and communications received from or sent to any Governmental Entity since January 1, 2013; and (vii) the most recent audited financial statement and/or actuarial valuation.

(b) Each Company Benefit Plan (other than any Company Benefit Plan maintained outside of the United States) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all contributions required to be made prior to the date hereof to any such Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding such Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company and/or its Subsidiaries to the extent required by GAAP.

(c) Section 3.10(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Company Qualified Plan”). The IRS has issued a favorable opinion or determination letter, as applicable, with respect to each Qualified Plan and its related trust,, and such opinion or determination letter has not been revoked (nor, to the knowledge of the Company, has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) Neither the Company or its Subsidiaries nor any of their respective ERISA Affiliates has ever established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company and its Subsidiaries, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted with respect to the Company Benefit Plans (including, for the avoidance of doubt, any claims, lawsuits or arbitrations relating to any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company or any of its Subsidiaries nor any of their respective ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any Liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several Liability provisions of the Code relating to employee benefit plans, and (ii) no event, transaction or condition has occurred or exists that would reasonably be expected to result in any such Liability to the Company, any of its Subsidiaries, any of their respective ERISA Affiliates or, after the Effective Time, Parent or any of its Affiliates.

(f) Neither the Company nor any of its Subsidiaries has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service (including any obligation with respect to any such employee benefit plan that the Company or any of its Subsidiaries may have sponsored prior to the date hereof), except as required by Section 4980B of the Code or comparable state, local or foreign Laws.

(g) The consummation of the Transactions will not (i) entitle any current or former employee, consultant, independent contractor, director or officer of the Company or any of its Subsidiaries to severance or termination pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such employee, consultant, independent contractor, director or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to amend, merge, terminate or receive a reversion of material assets from any Company Benefit Plan, (iv) result in the forgiveness of Indebtedness for the benefit of any current or former employee, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan, or other contract, agreement, plan or arrangement, provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(h) Each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in compliance in all material respects with its terms and the applicable statutes or governmental regulations and rulings relating to such plans, (ii) if intended to qualify for special tax treatment, has met (and continues to meet) all requirements for such treatment, and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated in material compliance with then applicable guidance under Code Section 409A and has been documented in all material respects in accordance with Code Section 409A.

Section 3.11 Absence of Certain Changes or Events.

(a) Other than in connection with the negotiation and execution of this Agreement, since June 30, 2015 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1(b)(vi), (vii), (viii), (ix) or (x).

(b) Since June 30, 2015, there has not been any fact, change, circumstance, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (a) to the knowledge of the Company, there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits or proceedings or claims of any nature or subpoenas, civil investigative demands, other requests for information or, to the knowledge of the Company, inquiries or investigations, relating to potential violations of Law, in each case pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries and (c) there are no orders, settlements, judgments, injunctions, rulings, determinations, directives or decrees (collectively, “Orders”) of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries. Section 3.12 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, proceedings and claims, and inquiries and investigations of which the Company has knowledge, in each case pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.13 Information Supplied. The information supplied by the Company expressly for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time the Form S-4 is declared effective by the SEC, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 (including the Proxy Statement/Prospectus) which were not supplied by or on behalf of the Company.

Section 3.14 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries has prepared and timely filed on or before the applicable due date (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate.

(ii) Each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), except for Taxes for which adequate reserves have been established, in accordance with GAAP, on the Company Financial Statements.

(iii) Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(iv) No Tax Returns of the Company and its Subsidiaries have been examined, and neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency.

(v) All assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full.

(vi) No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn.

(vii) There are no audits, examinations, investigations or other proceedings pending or, to the knowledge of the Company, threatened in respect of any Taxes or Tax matters of the Company or any of its Subsidiaries.

(viii) There are no written claims received by the Company or any of its Subsidiaries from any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries may be subject to Taxes in that jurisdiction.

(ix) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.

(x) Neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (B) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries) or (C) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor, or otherwise.

(xi) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of the Company Financial Statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

(b) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two (2)-year period ending on the date hereof.

(c) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).

(d) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non U.S. income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

Section 3.15 Employment and Labor Matters.

(a) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries is or has been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Company Collective Bargaining Agreement”), (ii) no employee is or has been represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries and (iii) to the knowledge of the Company, there have been no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Company Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since January 1, 2013, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(b) There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity. Neither the Company nor any of its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Company and its Subsidiaries have complied in all material respects with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements). No claims relating to non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened. There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, the Company and its Subsidiaries have not been reassessed under such Laws since January 1, 2013, and there are no pending claims that may affect the accident cost experience of the Company or its Subsidiaries.

Section 3.16 Intellectual Property.

(a) With respect to the Intellectual Property owned by, or exclusively licensed to, the Company or any of its Subsidiaries (collectively, the “Company Owned Intellectual Property”), Section 3.16(a) of the Company Disclosure Schedule sets forth, in each case as of the date hereof, an accurate and complete list of all: (i) Patents, including the patent number or application serial number, the date issued or filed, and the current status; (ii) registrations for and applications to register Trademarks, including the application serial number or registration number, for each country or regional filing, and the class of goods covered; (iii) Domain Names, including the registration date, any renewal date and name of registry; and (iv) registrations for and applications to register Copyrights, including the number and date of registration for each country or regional filing in which a Copyright has been registered (clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”). As of the date of this Agreement, none of the Company Registered Intellectual Property (x) has expired, been canceled or been abandoned, except (A) for such expirations, cancelations and abandonments intended or permitted by the Company in its reasonable business judgment or by the third party controlling prosecution and maintenance thereof in its reasonable business judgment, or (B) in accordance with the expiration of its ordinary term, or (y) has been held invalid or unenforceable by a court or other tribunal of competent jurisdiction. With respect to Patents (other than any provisional patent applications) covering subject matter directed to Company Products, to the knowledge of the Company, there is no material prior art, prior use, prior sale or other novelty defeating acts that were not submitted to relevant Governmental Entities that applicable Law would require to be submitted. Each granted Patent, registered Trademark and registered Copyright of Company Registered Intellectual Property is valid, subsisting and enforceable.

(b) To the knowledge of the Company, the research, development, manufacture, marketing, distribution, sale or use of the Company Products by or on behalf of the Company prior to the date of this Agreement has been performed without infringing any valid granted Patent or misappropriating any Trade Secret or confidential information that is owned or controlled by a third party. The Company has not received any written notice from any third party asserting or alleging that any research, development, manufacturing, marketing, distribution, sale or use of any of the Company Products infringes, misappropriates or has infringed or misappropriated Intellectual Property of such third party. All Company Owned Intellectual Property that is owned by the Company or any of its Subsidiaries and all material Company Owned Intellectual Property that is exclusively licensed by the Company and directed to Company Products is free and clear of all Liens (except for Permitted Liens or licenses granted to the Company or any of its Subsidiaries). Other than the Company Owned Intellectual Property exclusively licensed to the Company or any of its Subsidiaries under the Contracts set forth in Section 3.16(b) of the Company Disclosure Schedule, the Company is the sole owner of all Company Owned Intellectual Property.

(c) (i) There are no proceedings, claims, or actions that have been instituted or are pending against the Company or any Subsidiary of the Company or, to the knowledge of the Company, are threatened, that challenge the Company’s or any of its Subsidiaries’ ownership of or right to practice any material Company Owned Intellectual Property; (ii) no interference, opposition, post-grant review, reissue, reexamination or other similar proceeding is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any application for a Patent or Patent included in the material Company Registered Intellectual Property is being or has been contested or challenged; (iii) the Company has not received any written notice alleging the invalidity or unenforceability of the Company Registered Intellectual Property or any infringement or misappropriation of any other person’s Intellectual Property and the Company has no knowledge of any basis for any such claims; (iv) none of the Company Owned Intellectual Property that is owned by the Company or its Subsidiaries is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting adversely the rights of the Company or any Subsidiary of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) to the knowledge of the Company, no person has infringed upon or misappropriated any of the Company Owned Intellectual Property, or has claimed any ownership interest in any Company Owned Intellectual Property, or is currently doing so.

(d) To the knowledge of the Company, (i) there has been no misappropriation of any material Trade Secret owned by the Company by any person; (ii) no employee, independent contractor or agent of the Company or any Subsidiary of the Company has misappropriated any material Trade Secret of any other person in the course of performance as an employee, independent contractor or agent creating or contributing to the Company Owned Intellectual Property; and (iii) no employee, independent contractor or agent of the Company or any Subsidiary of the Company is in material default or material breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Company Owned Intellectual Property. The Company and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets and third party confidential information provided to the Company or any of its Subsidiaries. There are no claims pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) All inventors of inventions within Company Owned Intellectual Property that are owned by the Company or its Subsidiaries have assigned or have a contractual obligation to assign their entire right, title and interest in and to such inventions and the corresponding Intellectual Property to their respective employers.

Section 3.17 Property. Neither the Company nor any of its Subsidiaries own any real property. Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.17 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Company Leased Real Property as of the date of this Agreement. Each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the

Enforceability Exceptions and (b) no uncured, material breach or default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy any material Company Leased Real Property.

Section 3.18 Insurance. (a) The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate; (b) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries are in full force and effect, all premiums due on such policies have been paid by the Company or its Subsidiaries; (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies where such breach or default would permit cancellation, termination or modification of such insurance policies; and (d) there is no claim pending under any such policies or fidelity bonds to which coverage has been denied or disputed, in whole or in part, by the underwriters of such policies or bonds.

Section 3.19 Opinion of Financial Advisor. The Company Board of Directors has received the oral opinion of J.P. Morgan Securities LLC as financial advisor to the Company, dated as of October 26, 2015, to be confirmed by delivery of a written opinion, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Per Share Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall, promptly following the execution of this Agreement by all Parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes, and it is agreed and understood that such written opinion was delivered solely for the information and assistance of the Company Board of Directors.

Section 3.20 Material Contracts.

(a) Except for this Agreement, Contracts filed as exhibits to the Company SEC Documents or as set forth in Section 3.20 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any of the following Contracts which are currently in force or under which the Company has continuing liabilities or obligations:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act);

(ii) any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or affiliate (other than a wholly-owned Subsidiary of the Company) of the Company (or of any Subsidiary of the Company) or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 2b-2 and Rule 6a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;

(iii) any Contract that imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete (or that following the Effective Time will restrict the ability of Parent and its Subsidiaries (other than the Company and its Subsidiaries) to compete) with any other person in any line of business, therapeutic area or geographic region or that contains any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire or dispose of the securities of another person;

(iv) any Contract that obligates the Company or any of its Subsidiaries (or following the Effective Time, obligates Parent or its Subsidiaries (other than the Company and its Subsidiaries)) to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants;

(v) any material licensing agreement (other than commercial agreements which include licenses for the use of trademarks of the Company or any of its Subsidiaries) that contains indemnities or other obligation including “earnout” or other contingent payment obligations that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000 in the twelve (12)-month period following the date hereof;

(vi) any Company Collective Bargaining Agreement to which the Company or a Company Subsidiary is a party;

(vii) any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $250,000;

(viii) any Contract that grants any right of first refusal, right of first offer or similar right to a third party (including stockholders of the Company) with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(ix) any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations as of the date of this Agreement that are material to the Company or any of its Subsidiaries;

(x) other than arrangements entered into in the ordinary course of business, (A) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries, and (B) any strategic alliance, collaboration, co-promotion or research and development project Contract, which, in the case of clause (B), is material to the Company and its Subsidiaries, taken as a whole;

(xi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to (A) make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) make loans to the Company or any of its Subsidiaries, (C) pledge capital stock or other equity interests of the Company or prohibits the issuance of any guarantee or (D) grant liens on the property of the Company or any of its Subsidiaries;

(xii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to any person in excess of $250,000 individually or $1,000,000 in the aggregate in the next twelve (12) months;

(xiii) any settlement agreement (A) involving more than $50,000 or (B) not entered into in the ordinary course of business, in each case with a former employee of the Company or any of its Subsidiaries or an independent contractor in connection with the cessation of such employee’s or independent contractor’s employment;

(xiv) any Contract that requires the Company, or any successor, to, or acquirer of the Company, to make any payment to another Person as a result of a change of control of the Company or gives another Person a right to receive or elect to receive payment from the Company in the event of a change of control of the Company;

(xv) any Contract that requires or may require (A) any severance, termination, tax gross-up or similar payment in excess of $250,000, (B) any bonus, deferred compensation or similar payment in excess of $250,000 or (C) granting or accelerating the vesting of, or otherwise modify, any equity award agreement other than accelerated vesting under the Company Stock Plans; and

(xvi) any Contract (A) granting the Company or any of its Subsidiaries any right to use any (1) Intellectual Property directly relating to the Company Products or (2) material Intellectual Property (other than Intellectual Property covered by clause (A)(1)), in each case, other than licenses in respect of commercially available software, (B) pursuant to which the Company or one of its Subsidiaries grants any third person the right to use (except pursuant to material transfer agreements), enforce or register any (1) Intellectual Property directly related to the Company Products, or (2) material Intellectual Property (other than Intellectual Property covered by clause (B)(1)), in each case that is owned by the Company or any of its Subsidiaries, including any license agreements, coexistence agreements and covenants not to sue or (C) restricting the right of the Company or its Subsidiaries to use, register, transfer, license, distribute or enforce any material Intellectual Property that is owned by the Company or any of its Subsidiaries.

All contracts of the types referred to in clauses (i) through (xvii) above (whether or not set forth on Section 3.20 of the Company Disclosure Schedule) are referred to herein as “Company Material Contracts.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b) Neither the Company nor any Subsidiary of the Company is in material breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in material breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. There are no material disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract.

Section 3.21 Finders or Brokers. Except for J. P. Morgan Securities LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22 State Takeover Statutes. The Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Voting Agreements and the Transactions all applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company Bylaws.

Section 3.23 No Other Representations. Except for the representations and warranties contained in this ARTICLE III, each of Parent and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed (i) in the publicly available Parent SEC Documents (including the exhibits and schedules thereto) filed with or furnished to the SEC since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document to the extent that they are forward-looking statements or are similarly non-specific, predictive, cautionary or forward-looking in nature), where the relevance of the information to a particular representation or warranty is reasonably apparent on the face of such disclosure, or (ii) in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent that such disclosure applies to another representation or warranty), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each Subsidiary of Parent is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or approvals necessary, except where the failure to be so qualified or licensed or to have such approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation of the Transactions.

(b) Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the Organizational Documents of each of Parent and Merger Sub (collectively, the “Parent and Merger Sub Organizational Documents”). The Parent and Merger Sub Organizational Documents are in full force and effect and neither Parent nor Merger Sub is in violation of the provisions of its respective Parent and Merger Sub Organizational Documents.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of common stock, par value $0.001 per share (“Parent Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of the close of business on October 23, 2015, (i) 67,789,325 shares of Parent Common Stock were issued and outstanding, (ii) 179,954 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding, (iv) 2,346,454 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of outstanding and future awards (any such awards, collectively, “Parent Stock Awards”), (v) 6,035,867 shares of Parent Common Stock were issuable upon the exercise of outstanding stock options granted under the Parent Stock Plans, (vi) 766,373 shares of Parent Common Stock are subject to outstanding performance- and time-based restricted stock units granted under the Parent Stock Plans, (vii) 150,000 shares of Parent Common Stock are subject to outstanding restricted stock awards granted under the Parent Stock Plans, (viii) 514,833 shares of Parent Common Stock are reserved for issuance in respect of the Endologix, Inc. Amended and Restated 2006 Employee Stock Purchase Plan and (ix) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock reserved for issuance with respect to the Parent Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible or exercisable into, or exchangeable for, such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests or securities convertible or exercisable into, or exchangeable for, such shares or equity interests or (4) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock (other than in connection with any benefit plans and other employee or contractor compensation arrangements), or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exercisable into or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries. Since October 23, 2015 through the date hereof, Parent has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Parent Stock Awards in accordance with their respective terms).

(b) All dividends or other distributions on securities of Parent or any of its Subsidiaries that have been declared or authorized have been paid in full.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) No vote of holders of capital stock of Parent is necessary, pursuant to applicable Law, the Parent and Merger Sub Organizational Documents, Nasdaq rules or otherwise, to approve this Agreement or the issuance of any Parent Common Stock to be exchanged for Company Common Stock pursuant to ARTICLE II or the Transactions. Parent’s approval as the sole stockholder of Merger Sub is the only vote of the holders of any class or series of capital stock of Merger Sub that is necessary under applicable Law and the Parent and Merger Sub Organizational Documents to adopt, approve or authorize this Agreement and to consummate the Transactions. Each of Parent and Merger Sub has the required corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate or comparable action on the part of any of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Transactions. The boards of directors of Parent and Merger Sub have unanimously (i) determined that the terms of this Agreement and the Transactions are fair to, and in the best interests of, Parent and Merger Sub, respectively, and their respective stockholders, (ii) determined that it is in the best interest of Parent and Merger Sub, respectively, and their respective stockholders to enter into, and declared advisable, this Agreement, and (iii) approved the execution and delivery by Parent and Merger Sub of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by each of Parent and Merger Sub of its respective covenants and agreements contained herein and the consummation of the Transactions, upon the terms and subject to the conditions contained herein. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and the Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the HSR Act and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (items (i) through (viii) collectively, the “Parent Approvals”), and (ix) such other authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings, the failure of which to be obtained, given or made would not have a Parent Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the Transactions.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract or Governmental Authorization binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent and Merger Sub Organizational Documents or the Organizational Documents of any Subsidiary of Parent, or (iii) conflict with or violate any applicable Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or permit or materially impede, interfere with, hinder or delay the consummations of the Transactions.

(d) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of Parent Common Stock required to be issued in connection with Parent’s and Merger Sub’s obligations pursuant to ARTICLE II. Such Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. Such Parent Common Stock, when issued, and the offering thereof, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has timely filed or furnished all forms, schedules, statements, documents and reports (including exhibits and all other information incorporated therein) required to be filed or furnished by it with or to the SEC since January 1, 2014 (all such forms, schedules, statements, documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2014, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents.

(b) (i) Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents (including the related notes and schedules) presents fairly, in all material respects, or, in the case of Parent SEC Documents filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and (ii) each of Parent’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows included in or incorporated by reference into Parent SEC Documents (including any related notes and schedules) (such statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows, together with the consolidated balance sheets referred to in clause (i) (and the related notes and schedules), the “Parent Financial Statements”) presents fairly, in all material respects, or, in the case of Parent SEC Documents filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein, in the case of each of clause (i) and clause (ii) of this Section 4.4(b), in conformity with GAAP (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that are not, individually or in the aggregate, material, and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) the Parent Financial Statements have been prepared from, and are in accordance in all material respects with, the books and records of Parent and its consolidated Subsidiaries and (iv) the Parent Financial Statements comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreement with Parent on a matter of accounting principles or practices, financial statement disclosures or auditing scope, practices or procedures. No financial statements of any Person other than Parent and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.

(c) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Since January 1, 2014, (i) none of Parent nor any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a violation of securities Laws or breach of fiduciary duty by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to Parent board of directors or any committee thereof, or to the general counsel or chief executive officer of Parent.

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 3a-15 under the Exchange Act) as required by Rule 3a-15 or 15d-5 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the forms, schedules, statements, documents and reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of

Parent’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the board of directors of Parent (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors and/or the audit committee of the board of directors of Parent, if any, is set forth on Section 4.5 of the Parent Disclosure Schedule.

Section 4.6 No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due and whether or not required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with GAAP), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto) or in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since June 30, 2015, and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Laws.

(a) Parent and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all applicable Laws except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2013, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity, including any Parent Regulatory Agency, regarding any actual or possible failure to comply with any material Law in any material respect.

(b) Parent and its Subsidiaries (i) hold, and have at all times since January 1, 2013 held, all Governmental Authorizations necessary for the lawful operation of the businesses of Parent and its Subsidiaries, and (ii) have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities, including Parent Regulatory Agencies, and have paid all fees and assessments due and payable, in each case in connection with such Governmental Authorizations, except, in the case of each of clause (i) and clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) all Governmental Authorizations held by Parent and its Subsidiaries are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could result in any suspension, cancellation, modification, termination or revocation thereof and, to the knowledge of Parent, no such suspension, cancellation, modification, termination or revocation of any such Governmental Authorization is threatened by a Governmental Entity and (ii) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all such Governmental Authorizations.

(c) None of Parent nor its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has violated or is in violation of any applicable anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, nor, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or obtain special concessions for Parent or any of its Subsidiaries; (vi) directly or indirectly, violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar Law; or (vii) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

Section 4.8 Certain Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries holds all Governmental Authorizations under the FDCA (including Sections 510(k) and 515 thereof) and the MDD, and all Governmental Authorizations of any Parent Regulatory Agency necessary for the lawful operation of the businesses of Parent or its Subsidiaries in each jurisdiction in which such Parent or its Subsidiaries operates (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits. The Parent Regulatory Permits cover the Parent Products as they are currently being researched, developed, tested, manufactured, labeled, marketed, distributed, commercialized, sold, imported and exported. No changes have been made to any Parent Product (or the testing, manufacturing, labeling or intended use of any Parent Product) after the submission of the application or other filing for the relevant Parent Regulatory Permits that would require a new Governmental Authorization, or a supplement or amendment to a Governmental Authorization, except those changes for which Parent subsequently obtained the required new Governmental Authorization (or supplement or amendment).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the businesses of each of Parent and its Subsidiaries are being conducted in compliance with, and have appropriate internal controls that are reasonably designed to ensure compliance with the Healthcare Laws. Since January 1, 2013, none of Parent and its Subsidiaries has received any written notification or, to the knowledge of Parent, other communication from any Parent Regulatory Agency or any Notified Body, of noncompliance by, or liability of Parent or any of its Subsidiaries under, any Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries is party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Parent Regulatory Agency and, to Parent’s knowledge, no such action is currently contemplated, proposed or pending.

(d) All pre-clinical and clinical investigations conducted or sponsored by or on behalf of Parent or any of its Subsidiaries, or used or intended to be used to support any filing or application for a Parent Regulatory Permit, has been or is being conducted in compliance with all applicable Laws administered or issued by the applicable Parent Regulatory Agencies, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including without limitation, Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, (iv) federal and state Laws restricting the collection, use and disclosure of individually identifiable health information and personal information and (v) all directions, notices, approvals and restrictions issued by the relevant institutional review board or ethics board, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no investigator, employee or agent that has participated or is participating in any clinical investigation conducted or sponsored by or on behalf of any Parent or any of its Subsidiaries, or used or intended to be used to support any filing or application for a Parent Regulatory Permit, (A) is or has been disqualified or restricted by the FDA from receiving investigational drugs, biologics or devices or from conducting any clinical investigation that supports an application for a research or marketing permit; (B) has entered into a restricted agreement with FDA; or (C) is or has been subject to any comparable action by any other Governmental Entity.

(e) Since January 1, 2013, neither Parent nor any of its Subsidiaries has been or is the subject of any 483 observations, warning letters, untitled letters, inspection or audit reports from any Parent Regulatory Agency or Notified Body or identifying any major or minor non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to lead to the denial, modification, suspension, cancellation, termination or revocation of any application or grant for marketing approval with respect to any material Parent Product currently pending before or previously approved or cleared by the FDA or such other Parent Regulatory Agency. Since January 1, 2013, neither Parent nor any of its Subsidiaries has been subject to any adverse audit reports from any Notified Body or alleged non-compliance by its customers or other third parties with which it does business, except where such report or allegation of non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Since January 1, 2013, for each adverse event and device malfunction requiring the submission of an MDR, an MDV, or any other filing, submission, notice, or report to the FDA or any other Parent Regulatory Agency, Parent and its Subsidiaries have reported, filed, or submitted an MDR, MDV or other required filing, submission, notice or report in a timely manner, except where a failure to report, file, or submit has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such MDRs, MDVs and other filings, submissions, notices and reports were complete and accurate in all material respects on the date filed and, to the extent any material new or additional information was learned or obtained after filing, were corrected in or supplemented by a timely subsequent filing, to the extent required by applicable Laws. Parent and its Subsidiaries have maintained and are maintaining all records, reports and other documentation required under the applicable Laws for product complaints and reports of adverse events and device malfunctions (including all required records and documentation related to MDR and MDV reporting), except where the failure to maintain such records, reports and other documentation has not had and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Parent Regulatory Agency, to an institutional review board or ethics board, or in any records or documentation prepared or maintained to comply with the applicable Laws; or failed to disclose a material fact required to be disclosed to the FDA or any other Parent Regulatory Agency; or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any of its Subsidiaries. Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(g) As to each Parent Product or Parent Product candidate subject to the FDCA or similar Law in any foreign jurisdiction (including the MDD), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each such Parent Product or Parent Product candidate is being or has been designed, developed, manufactured, processed, tested, packaged, labeled, stored, distributed and marketed in compliance with all applicable Laws, including (i) those relating to investigational use and marketing approval or clearance, (ii) the Quality System Regulation at 21 C.F.R. Part 820, ISO 13485 and any other requirements related to good manufacturing practices for medical devices, including those requirements applicable to purchase controls and supplier oversight, and (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the foregoing. There is no action or proceeding pending or, to the knowledge of Parent, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Parent Product or Parent Product candidate by Parent or any of its Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Since January 1, 2013, neither Parent or any of its Subsidiaries have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any Recall relating to any Parent Product or is currently considering initiating, conducting or issuing any Recall of any Parent Product, except as (with respect to Recalls other than Class I Recalls) has not had and would not reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect. To the knowledge of Parent, there are no facts which are reasonably likely to cause, and Parent has not received since January 1, 2010 any written notice from the FDA or any other Parent Regulatory Agency regarding, (i) the Recall of any Parent Product sold or intended to be sold by Parent or any of its Subsidiaries, (ii) a change in the marketing classification or a material change in the labeling of any such Parent Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Parent Products or (iv) a negative change in reimbursement status of a Parent Product, that in each case, has had or would reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect.

Section 4.9 Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) there are no actions, suits, claims, proceedings or, to the knowledge of Parent, investigations (whether administrative or judicial) pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law, (ii) Parent and its Subsidiaries are and have been in compliance with all Environmental Laws (which compliance includes the possession by Parent and each of its Subsidiaries of all Governmental Authorizations required under applicable Environmental Laws to conduct their respective business and operations as presently conducted, and compliance with the terms and conditions thereof) since January 1, 2013, (iii) to the knowledge of Parent, since January 1, 2013, there have been no Releases at any Parent Leased Real Property of Hazardous Materials by Parent or any of its Subsidiaries that would reasonably be expected to give rise to any Liability to Parent or its Subsidiaries, (iv) to the knowledge of Parent, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by Parent or its Subsidiaries that could reasonably be expected to result in Liabilities under applicable Environmental Laws, (v) none of Parent and its Subsidiaries is subject to any indemnity obligation or other Contract with any other person that could reasonably be expected to result in Liabilities to Parent and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (vi) none of Parent and its Subsidiaries has received any unresolved claim, written notice, written complaint or written request for information of or has entered into or is subject to any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of Parent or any of its Subsidiaries from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws.

Section 4.10 Absence of Certain Changes or Events.

(a) Other than in connection with the negotiation and execution of this Agreement, since June 30, 2015 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business and none of Parent or any Subsidiary of Parent has undertaken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Section 5.1(c)(ii) or Section 5.1(c)(iv).

(b) Since June 30, 2015, there has not been any fact, change, circumstance, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Transactions, (a) to the knowledge of Parent, there is no investigation or review pending or threatened by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits or proceedings or claims of any nature or subpoenas, civil investigative demands, other requests for information or, to the knowledge of Parent, inquiries or investigations, relating to potential violations of Law, in each case pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries and (c) there are no Orders of any Governmental Entity specifically imposed upon Parent or any of its Subsidiaries. Section 4.11 of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, proceedings and claims, and inquiries and investigations of which Parent has knowledge, in each case pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. The information supplied by Parent expressly for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Proxy Statement/Prospectus (and any amendment or supplement thereto) are first mailed to the stockholders of the Company, or at the time the Form S-4 is declared effective by the SEC, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of Parent or Merger Sub.

Section 4.13 Intellectual Property.

(a) With respect to the Intellectual Property owned by, or exclusively licensed to, Parent and each Subsidiary of Parent (collectively, the “Parent Owned Intellectual Property”), Section 4.13(a) of the Parent Disclosure Schedule sets forth, in each case as of the date hereof, an accurate and complete list of all: (i) Patents, including the patent number or application serial number, the date issued or filed, and the current status; (ii) registrations for and applications to register Trademarks, including the application serial number or registration number, for each country or regional filing, and the class of goods covered; (iii) Domain Names, including the registration date, any renewal date and name of registry; and (iv) registrations for and applications to register Copyrights, including the number and date of registration for each country or regional filing in which a Copyright has been registered (clauses (i) through (iv), collectively, the “Parent Registered Intellectual Property”). Except as set forth in Section 4.13(a) of the Parent Disclosure Schedule, as of the date of this Agreement, none of the Parent Registered Intellectual Property (x) has expired, been canceled or been abandoned, except (A) for such expirations, cancelations and abandonments intended or permitted by Parent in its reasonable business judgment or by the third party controlling prosecution and maintenance thereof in its reasonable business judgment, or (B) in accordance with the expiration of its ordinary term, or (y) has been held invalid or unenforceable by a court or other tribunal of competent jurisdiction. With respect to Patents (other than any provisional patent applications) covering subject matter directed to Parent Products, to the knowledge of Parent, there is no material prior art, prior use, prior sale or other novelty defeating acts that were not submitted to relevant Governmental Entities that applicable law would require to be submitted. Each granted Patent, registered Trademark and registered Copyright of Parent Registered Intellectual Property is valid, subsisting and enforceable.

(b) To the knowledge of Parent, the research, development, manufacture, marketing, distribution, sale or use of the Parent Products by or on behalf of Parent prior to the date of this Agreement has been performed without infringing any granted Patent or misappropriating any Trade Secret or confidential information that is owned or controlled by a third party. Parent has not received any written notice from any third party asserting or alleging that any research, development, manufacturing, marketing, distribution sale or use of any of the Parent Products infringes, misappropriates or has infringed or misappropriated Intellectual Property of such third party. All Parent Owned Intellectual Property that is owned by Parent or its Subsidiaries and all material Parent Owned Intellectual Property that is exclusively licensed by Parent and directed to Parent Products is free and clear of all Liens (except for Permitted Liens or licenses granted to Parent or its Subsidiaries). Other than the Parent Owned Intellectual Property exclusively licensed to Parent under the Contracts set forth in Section 4.13(b) of the Parent Disclosure Schedule, Parent is the sole owner of all Parent Owned Intellectual Property.

(c) Except as set forth in Section 4.13(c) of the Parent Disclosure Schedule: (i) there are no proceedings, claims, or actions that have been instituted or are pending against Parent or any Subsidiary of Parent, or to the knowledge of Parent are threatened, that challenge Parent’s or any of its Subsidiaries’ ownership of or right to practice any material Parent Owned Intellectual Property; (ii) there are no interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is or has been pending or threatened, in which the scope, validity, enforceability, or ownership of any application for a Patent or Patent included in the material Parent Registered Intellectual Property is being or has been contested or challenged; (iii) Parent has not received any notice alleging the invalidity or unenforceability of the Parent Registered Intellectual Property or any infringement or misappropriation of any other person’s Intellectual Property and Parent has no knowledge of any basis for any such claims; (iv) none of Parent Owned Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting adversely the rights of Parent or any Subsidiary of Parent with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) to the knowledge of Parent no person has infringed upon or misappropriated any of the Parent Owned Intellectual Property, or has claimed any ownership interest in any Parent Owned Intellectual Property, or is currently doing so.

(d) To the knowledge of Parent (i) there has been no misappropriation of any material Trade Secret owned by Parent by any person; (ii) no employee, independent contractor or agent of Parent or any Subsidiary of Parent has misappropriated any material Trade Secret of any other person in the course of performance as an employee, independent contractor or agent creating or contributing to the Parent Owned Intellectual Property; and (iii) no employee, independent contractor or agent of Parent or any Subsidiary of Parent is in material default or material breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Parent Owned Intellectual Property. Parent and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of Parent’s and its Subsidiaries’ material Trade Secrets and third party confidential information provided to Parent or any of its Subsidiaries. There are no claims pending or, to the knowledge of Parent, threatened against Parent or Parent’s Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e) All inventors of inventions within (i) Parent Owned Intellectual Property that are owned by Parent or its Subsidiaries or (ii) Patents included in Parent Owned Intellectual Property that are not owned by Parent or its Subsidiaries have assigned or have a contractual obligation to assign their entire right, title and interest in and to such inventions and the corresponding Intellectual Property to their respective employers.

Section 4.14 Finders or Brokers. Except for Piper Jaffray & Co., neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.15 Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent (free and clear of all Liens). Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations or activities and has not incurred any liabilities or obligations whatsoever, in each case other than the execution and delivery of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.16 Ownership of Company Common Stock. As of and for the three (3) years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries (nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL)) “owns” or “owned” (as such terms are defined in Section 203 of the DGCL) any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Voting Agreements, there are no voting trusts or other agreements or understanding to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.17 Tax Matters. Neither Parent nor any of its Subsidiaries knows of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.18 No Other Representations. Except for the representations and warranties contained in this ARTICLE IV, the Company acknowledges that neither Parent nor Merger Sub nor any person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or in connection with the Transactions.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the earlier of the Effective Time or the date this Agreement is terminated in accordance with Section 7.1 (the “Pre-Closing Period”), except (i) as may be required by applicable Law, (ii) with the prior written consent of the other Party (which consent shall not be unreasonably delayed, withheld or conditioned), (iii) as may be required or expressly permitted by this Agreement or (iv) as set forth in Section 3.1 of the Company Disclosure Schedule or Section 4.1 of the Parent Disclosure Schedule (as applicable), each of the Company and Parent shall and shall cause each of their respective Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with Governmental Entities, customers and suppliers; provided, however, that (A) no action taken by the Company or its Subsidiaries with respect to matters specifically addressed by Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision and (B) that no action taken by Parent or its Subsidiaries with respect to matters specifically addressed by Section 5.1(c) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) During the Pre-Closing Period, except (1) as may be required by applicable Law, (2) with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), (3) as may be required or expressly permitted by this Agreement, or (4) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(ii) split, combine or reclassify any of its capital stock;

(iii) make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible or exercisable into or exchangeable for any shares of its capital stock (except (A) dividends paid by any direct or indirect wholly-owned Subsidiaries of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company, respectively, (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company RSU Awards, in each case outstanding as of the date hereof in accordance with past practice and the terms of the Company Stock Plans or (C) in connection with the Company ESPP in accordance with its terms);

(iv) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exercisable into, or exchangeable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except (A) pursuant to the exercise of Company Options or the settlement of Company RSU Awards outstanding as of the date hereof (or granted in compliance with Section 5.1(b)(iv) of the Company Disclosure Schedule) in accordance with their terms, or (B) in connection with the Company ESPP in accordance with its terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vi) incur, assume, endorse, issue, guarantee or otherwise become liable for any Indebtedness, except for (A) indebtedness for borrowed money in an aggregate principal amount not to exceed $250,000 outstanding at any time or (B) any indebtedness for borrowed money among the Company and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of the Company; provided, however, that the Company may, in its reasonable discretion but with advance written notice to Parent, incur additional indebtedness for borrowed money on commercially reasonable terms to the extent necessary to meet its ongoing financial needs if the Effective Date has not occurred prior to March 31, 2016;

(vii) make any loans or advances to any other person in excess of $250,000 in the aggregate, except for loans or advances among the Company and any of its wholly-owned Subsidiaries;

(viii) (A) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than in the ordinary course of business, or (B) cancel, release or assign any material Indebtedness of any such Person owed to it or any material claims held by it against any such Person;

(ix) (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material property or assets of any other Person other than the purchase of assets from suppliers or vendors in the ordinary course of business, or (B) make any material investment in any other person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly-owned Subsidiary of the Company;

(x) make any capital expenditures in excess of $250,000 in the aggregate other than capital expenditures (i) as and to the extent itemized in the Company’s 2015 and 2016 capital expenditure budgets as disclosed to Parent prior to the date hereof, (ii) required by existing Contracts or (iii) made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);

(xi) except in the ordinary course of business, terminate, materially amend, or waive any material right under, any Company Material Contract in a manner which taken as a whole is adverse to the Company or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the End Date;

(xii) except as required by applicable Law, this Agreement or the terms of any Company Benefit Plan set forth on Section 5.1(b)(xii) of the Company Disclosure Schedule as in effect on the date of this Agreement, (A) establish, adopt, enter into, amend or terminate any Company Collective Bargaining Agreement or Company Benefit Plan (including any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement) or any plan that would be a Company Benefit Plan if in effect on the date hereof (including any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement), (B) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any of the current or former directors, officers, consultants or independent contractors or except in the ordinary course of business (including as a result of promotions) employees of the Company or its Subsidiaries, (C) accelerate any rights or benefits, or, other than in the ordinary course of business, make any determinations or interpretations with respect to any Company Benefit Plan, (D) establish or fund any rabbi trust or other funding arrangement in respect of any Company Benefit Plan or (E) grant or amend any Company Stock Awards or other equity-based awards, other than grants of Company Stock Awards to new employees other than executives in the ordinary course of business;

(xiii) implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(xiv) settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (A) with respect to the payment of monetary damages, involve monetary remedies with a value not in excess of $250,000, individually or in the aggregate or (B) do not impose any material restriction on the businesses of the Company or any of its Subsidiaries;

(xv) make, change or revoke any material Tax election, change or adopt any annual Tax accounting period or adopt (other than in the ordinary course of business) or change any material method of Tax accounting, file any amended Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law), request any Tax ruling from any Taxing Authority, settle or compromise any material Tax Liability or any audit, examination or other proceeding relating to a material amount of Taxes, or surrender any claim for a material refund of Taxes;

(xvi) other than in the ordinary course of business, materially reduce the amount of insurance coverage or fail to renew or replace any material existing insurance policies;

(xvii) amend any material Governmental Authorization in a manner that adversely impacts the ability to conduct the businesses of the Company or any of its Subsidiaries, or terminate or allow to lapse any material Governmental Authorizations;

(xviii) (A) cancel or allow to lapse any material Intellectual Property of the Company other than any provisional patent applications, or (B) disclose to any third party, other than Representatives of Parent or under a confidentiality agreement, any material Trade Secret included in the Intellectual Property of the Company in a way that results in the loss of Trade Secret protection; or

(xix) agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) During the period from the date hereof until the Effective Time, except (1) as may be required by applicable Law, (2) with the prior written consent of the Company, (3) as may be required or expressly permitted by this Agreement, or (4) as set forth in Section 5.1(c) of the Parent Disclosure Schedule, Parent and Merger Sub shall not and shall not permit any of their Subsidiaries to:

(i) amend the Organizational Documents of Parent or Merger Sub or otherwise take any action to exempt any person from any provision of the Organizational Documents of Parent or Merger Sub;

(ii) make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Parent to Parent or any of their wholly-owned Subsidiaries, respectively, or (B) the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase Parent Common Stock granted pursuant to the Parent Stock Plans or for withholding Taxes incurred in connection with the exercise, vesting or settlement of

Parent Stock Awards, as applicable, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization, other than the Merger and other than any mergers, consolidations or reclassifications solely among Parent and its Subsidiaries or among Parent’s Subsidiaries or any merger or acquisition that would not reasonably be expected to materially impede or delay the consummation of the Transactions; or

(iv) agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(c).

(d) Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (i) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations (or the operations of the other Party’s Subsidiaries) during the Pre-Closing Period and (ii) during the Pre-Closing Period, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.2 Access.

(a) For purposes of furthering the Transactions, the Company shall, upon reasonable advance notice and subject to the terms of the Clean Team Agreement, afford Parent and its employees, accountants, consultants, and legal counsel, financial advisors, tax advisors, and agents and other Representatives reasonable access during normal business hours, throughout the Pre-Closing Period, to its and its Subsidiaries’ personnel, properties, assets, Contracts, books and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to Parent all other information concerning its business as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to or make available to any person any document or information that, in the reasonable judgment of the Company, (i) violates any applicable Law, (ii) violates any of its obligations with respect to confidentiality, (iii) is subject to any attorney-client or work-product privilege or (iv) violates the terms of the Clean Team Agreement (provided that in the case of each of clause (ii) and (iii) the Company will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements). All requests for access or information made pursuant to this Section 5.2(a) shall be directed to an executive officer or other person designated by the Company.

(b) No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

(c) The Parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the Mutual Nondisclosure Agreement, dated as of June 16, 2015 (the “Confidentiality Agreement”), between the Company and Parent.

Section 5.3 No Solicitation.

(a) Except to the extent otherwise permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause each of its Subsidiaries not to, and shall direct and shall use reasonable efforts to cause its and their respective officers, directors and employees and their respective agents, financial advisors, investment bankers, attorneys and accountants (such officers, directors, employees, agents, financial advisors, investment bankers, attorneys and accountants, collectively, “Representatives”) not to, directly or indirectly through intermediaries, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement or joint venture agreement) or similar document, agreement, commitment or agreement in principle (whether written, oral, binding or non-binding) with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)) (an “Alternative Acquisition Agreement”).

(b) The Company shall, and shall cause its Subsidiaries to, promptly request that each Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such person or its Representatives. The Company shall not, and shall cause its Subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party; provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board of Directors, a Company Takeover Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 5.3. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, if, at any time after the date of this Agreement and prior to the earlier of the time that the Company Stockholder Approval is obtained or this Agreement is terminated in accordance with Section 7.1 (the “Cut-off Time”), the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a knowing or intentional breach of this Section 5.3 by the Company or any of its Subsidiaries or their respective Representatives that the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and the

Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (i) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal if the Company receives from such person an executed confidentiality agreement containing terms that are not less restrictive to the other party than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of a Company Takeover Proposal) (such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall concurrently with the delivery to such person make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives that has not been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent and Merger Sub if the Company commences furnishing non-public information and/or commences discussions or negotiations as provided in this Section 5.3(c).

(d) The Company shall promptly (and in no event later than forty-eight (48) hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or any of its Subsidiaries that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, as to the status of discussions or negotiations relating to such Company Takeover Proposal (including by promptly (and in no event later than forty-eight (48) hours after receipt) providing to Parent copies of any correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(e) Notwithstanding anything to the contrary set forth in this Agreement, if, at any time prior to the Cut-off Time, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal from any person that did not result from a knowing or intentional breach of this Section 5.3 by the Company or any of its Subsidiaries or their respective Representatives that the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Company Superior Proposal and the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to terminate this Agreement in order to enter into a definitive Alternative Acquisition Agreement with respect to such Company Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board of Directors may terminate this Agreement in accordance with Section 7.1(h) but only if: (i) prior to taking any such action, the Company provides Parent with no fewer than four (4) Business Days’ prior written notice of its intention to take such action, attaching a copy of the Company Superior Proposal or any proposed Alternative Acquisition Agreement and a copy of any related financing commitments in the Company’s possession (or, where no such copy is available, a description of such Company Superior Proposal or proposed Alternative Acquisition Agreement), and during the four (4) Business Day period, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, concerning any revisions to the terms of this Agreement proposed by Parent and either (A) Parent shall not have irrevocably proposed revisions to the terms and conditions of this Agreement prior to the end of such period or (B) if Parent within such period shall have proposed irrevocable revisions to the terms and conditions of this Agreement, the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the Company Takeover Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and, after consultation with its outside legal counsel, that the failure to terminate this Agreement and accept such Company Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that, in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration or any financing contingencies) of such Company Takeover Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with the notice described in clause (i) above and the four (4) Business Days’ notice period referred to in clause (i) above shall be extended for an additional two (2) Business Days after notification of such change to Parent to the extent Parent wishes to negotiate; (ii) prior to or substantially simultaneously with such termination the Company shall have entered into a definitive Alternative Acquisition Agreement with respect to such Company Superior Proposal; and (iii) immediately prior to or concurrently with such termination the Company shall have paid Parent the Termination Fee pursuant to Section 7.3(a)(iv).

(f) The Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement/Prospectus when disseminated to the Company’s stockholders, (B) change, qualify, withhold, withdraw or modify (or authorize or publicly propose to change, qualify, withhold, withdraw or modify), in any such case in a manner adverse to Parent, the Company Recommendation, (C) publicly make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal, or (E) other than with respect to a tender offer or exchange offer covered by Section 5.3(e)(i)(C), if a Company Takeover Proposal shall have been publicly announced or disclosed, fail to recommend against such Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case on or prior to the later of (x) the second (2nd) Business Day prior to the date of the Company Stockholder Meeting (or any adjournment or postponement thereof), or (y) the tenth (10th) Business Day after the Company Takeover Proposal shall have been publicly announced or disclosed, but in any event at least one (1) Business Day prior to the Company Stockholder Meeting, as applicable) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(g) Notwithstanding anything to the contrary contained in this Agreement, prior to the Cut-off Time, but not after, if (x) an Intervening Event shall have occurred or (y) a bona fide written Company Takeover Proposal is received from any person that did not result from a knowing or intentional breach of this Section 5.3 that the Company Board of Directors has determined in good faith, after consultation with its independent financial adviser and outside legal counsel, constitutes a Company Superior Proposal and, in each case of (x) and (y), the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board of Directors may make a Company Adverse Recommendation Change; provided, however, that, prior to taking such action, (i) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, including, (A) if the Company Adverse Recommendation Change is due to an Intervening Event, a description of such Intervening Event and the reasons for the proposed Company Adverse Recommendation Change, and (B) if the Company Adverse Recommendation Change is in connection with a purported Company Superior Proposal, the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and a copy of the Company Superior Proposal or any proposed Alternative Acquisition Agreement and a copy of any related financing commitments in the Company’s possession (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof), (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, concerning any revisions to the terms of this Agreement proposed by Parent, and (iii) following the end of such notice period, the Company Board of Directors shall have determined, after consultation with its independent financial advisor and outside legal counsel, and giving due consideration to the revisions to the terms of this Agreement to which Parent has irrevocably committed in writing, that (A) if such proposed Company Adverse Recommendation Change is in response to an Intervening Event, the failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) if such proposed Company Adverse Recommendation Change is in response to a purported Company Superior Proposal, the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal (assuming the revisions committed to by Parent were to be given effect) and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, and (iv) if such proposed Company Adverse Recommendation Change is in response to a purported Company Superior Proposal, in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above of this proviso and the four (4) Business Days’ notice period referred to in clause (i) above of this proviso shall be extended for an additional two (2) Business Days after notification of such change to Parent.

(h) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from complying with its disclosure obligations under applicable Law with regard to a Company Takeover Proposal, including (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iii) making any disclosure to the Company’s stockholders if the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties or other obligations under applicable Law; provided, however, that in any event the Company Board of Directors shall not make or resolve to make a Company Adverse Recommendation Change except in accordance with Section 5.3(g), or otherwise take, agree or resolve to take any action prohibited or governed by this Section 5.3 except in accordance with this Section 5.3.

Section 5.4 Preparation of Proxy Statement; Stockholder Meeting.

(a) As promptly as practicable following the date hereof, Parent and the Company shall jointly prepare and Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act the offer and sale of Parent Common Stock pursuant to the Merger (the “Form S-4”), which shall include a proxy statement in preliminary form related to the Company Stockholder Meeting, which shall also serve as the prospectus of Parent in connection with the offer and sale of Parent Common Stock pursuant to the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. The Company shall file with the SEC the Proxy Statement/Prospectus in definitive form as soon as practicable after the Form S-4 is declared effective by the SEC. Each of the Parties shall furnish to the other all information concerning such Party that is required by applicable Laws to be included in the Form S-4 and the Proxy Statement/Prospectus so as to enable Parent to file the Form S-4 and the Company to comply with its obligations under this Section 5.4(a). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding each of them that is necessary to include in the Form S-4 and the Proxy Statement/Prospectus in order to satisfy applicable Laws. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its Representatives for use in the Form S-4 and the Proxy Statement/Prospectus if and to the extent that such information shall have become false or misleading in any material respect. Each Party shall (A) provide the other and their respective counsels with a reasonable opportunity to review and comment on the Form S-4 and the Proxy Statement/Prospectus (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and shall give reasonable and good faith consideration to any timely comments thereon made by the other Party or its counsel, (B) promptly notify the other Party of the receipt of, and promptly provide the other Party copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Prospectus and shall promptly notify the other Party of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide the other Party and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to the Form S-4 and the Proxy Statement/Prospectus and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel and (D) promptly provide the other Party with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Prospectus, and of any amendments or supplements to the Form S-4 and the Proxy Statement/Prospectus. The Proxy Statement/Prospectus shall include the fairness opinion of the Company’s financial advisor referenced in Section 3.19 and the notice and other information required by Section 262(d) of the DGCL.

(b) Subject to applicable Law, (i) Parent and Merger Sub may, by providing written notice to the Company, require the Company, within two (2) Business Days after receipt of such notice, to, and the Company shall, establish a record date consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), which date shall be selected so as to permit the Proxy Statement/Prospectus to be mailed, and a meeting of the Company’s stockholders to be held, as soon as reasonably practicable after the effectiveness of the Form S-4, for the purpose of voting upon the adoption of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) and (ii) Parent and Merger Sub may, by providing written notice to the Company (a “Meeting Election”), require the Company, within two (2) Business Days, to, and the Company shall (A) give notice of the Company Stockholder Meeting, and (B) as soon as practicable after the Form S-4 is declared effective under the Securities Act, mail to the holders of Company Common Stock as of the record date established for the Company Stockholders Meeting the Proxy Statement/Prospectus (the date the Company is required to take such action, the “Mailing Date”). The Company shall duly call, convene and hold the Company Stockholder Meeting as soon as practicable after the Mailing Date; provided, however, that in no event shall such meeting be held later than twenty-five (25) Business Days following the date the Proxy Statement/Prospectus is mailed to the Company’s stockholders and any adjournments or postponements of such meetings shall require the prior written consent of Parent other than to the extent necessary to allow reasonable additional time for the filing and/or mailing, and review by the Company’s stockholders prior to the date of the Company Stockholder Meeting, of any supplemental or amended disclosure that the Company Board of Directors determines in good faith is required by applicable Law or the rules and regulations of Nasdaq. Notwithstanding the foregoing, the Company may, and Parent may require the Company to, adjourn or postpone the Company Stockholder Meeting one (1) time (for a period of not more than thirty (30) calendar days but not past two (2) Business Days prior to the End Date), unless prior to such adjournment or postponement the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 6.1(a)(ii) would be satisfied at such meeting if it were to be held without such postponement or adjournment. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company’s Bylaws. Unless the Company Board of Directors shall have effected a Company Adverse Recommendation Change, the Company shall use best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of this Agreement. Unless this Agreement has been terminated pursuant to ARTICLE VII, the Company shall submit this Agreement to its stockholders at the Company Stockholder Meeting even if the Company Board of Directors shall have effected a Company Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than related procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting. Nothing contained in this Section 5.4 shall in any way affect the Company’s termination rights pursuant to ARTICLE VII.

Section 5.5 Employee Matters.

(a) Effective as of the Effective Time and until the one (1) year anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or any of its Subsidiaries who continue to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (the “Company Employees”) for so long as the applicable Company Employee remains employed by Parent or the Surviving Corporation or any of their respective Subsidiaries, (i) annual cash compensation (in the form of base salary and cash-based incentive compensation opportunity) which is no less than that provided to such Company Employee immediately prior to the Effective Time,

(ii) employee benefits that are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Parent or any of its Subsidiaries, but in no event less than those received by such Company Employee immediately prior to the Effective Time, and (iii) an equity-based incentive compensation opportunity that is no less favorable that that provided to similarly situated employees of Parent or any of its Subsidiaries.

(b) Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility, vesting and benefit accrual (including vacation and other paid time off credit) under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement of Parent or any of its Subsidiaries that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan, for the plan year in which such Company Employee is first eligible to participate, Parent shall (A) cause any pre-existing condition limitations or eligibility waiting periods or actively-at-work requirements under such plan to be waived with respect to such Company Employee, and (B) with respect to any Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance, credit each Company Employee for an amount equal to any medical, dental, pharmaceutical or vision expenses incurred by such Company Employee in the year that includes the Closing Date (or, if later, the year in which such Company Employee is first eligible to participate in such Post-Closing Plan, if applicable) for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Unless otherwise directed in writing by Parent at least five (5) Business Days prior to the Effective Time, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the Business Day prior to the Effective Time. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”) to permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, it being agreed that there shall be no gap in participation by any Company Employee in a tax-qualified defined contribution plan.

(d) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent or any of its Subsidiaries or Affiliates, or shall interfere with or restrict in any way the rights of Parent or any of its Subsidiaries or Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent or any of its Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to consummate the Merger and make effective the Merger as promptly as practicable, including with respect to (i) the preparation and filing of all forms, registrations, applications and notices required to be filed under applicable Law to consummate the Merger (including the Form S-4 and the Proxy Statement/Prospectus), (ii) the satisfaction of the conditions to the consummation of the Merger, (iii) the taking of all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization or approval of, or any Order or exemption by, any third party, including any Governmental Entity required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, unless the Company and Parent mutually agree on a later date. Each of the Company and Parent shall use its respective reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act or any other Antitrust Law and use its respective reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each party shall use reasonable best efforts to ensure that its respective HSR Act filing is in compliance with the requirements of the HSR Act and the rules promulgated thereunder. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act. If the Parties are served with a “second request for additional documents and information” (a “Second Request”) regarding the Transactions, then Parent and the Company shall make, or cause to be made, as promptly as reasonably practicable and after reasonable consultation with each other, a mutually agreeable appropriate response to such request.

(c) Parent agrees not to extend, directly or indirectly, any waiting period under the HSR Act or any other Antitrust Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the Company, which consent shall not be unreasonably withheld; provided, however, that Parent may in accordance with the rules promulgated under the HSR Act pull-and-refile its HSR filing once to extend the initial waiting period by an additional thirty (30) days without Company’s consent.

(d) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger, including any proceeding initiated by a private Person, and work cooperatively in connection with obtaining all required consents, authorizations or approvals of, or any Orders or exemptions by, any Governmental Entity, pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties to this Agreement with respect to and provide any reasonable information and assistance as the other Parties may reasonably request with respect to all filings, notifications or submissions made by such Party with any Governmental Entity, or in connection with any proceeding by a private Person, made to any other Person, or any other information supplied by such Party to a Governmental Entity, or in connection with any proceeding by a private Person, made to any other Person, in connection with this Agreement and the Merger. Each Party to this Agreement shall promptly inform the other Parties to this Agreement and, if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any communication from or to any Governmental Entity regarding the Merger, or in connection with any proceeding by a private Person, to or from any other Person, and afford the other Parties a reasonable opportunity to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity, or in connection with any proceeding by a private Person, with any other Person. Notwithstanding the foregoing, the Parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications with a Governmental Entity subject to this Section 5.6; provided, that Parent agrees to consult in advance with the Company on the strategy for such filings, notifications, submissions and communications. If any Party to this Agreement or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such Party shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after reasonable consultation with the other Parties to this Agreement, an appropriate response to such request. Each Party agrees to consult with the other Party in advance of any meeting or teleconference with any Governmental Entity discussing substantive issues or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing shall require Parent to take any action, including: (i) disposing or transferring any asset, including those of Parent or the Company; (ii) licensing or otherwise making available to any Person, any technology or other intellectual property of Parent or the Company; (iii) holding separate any assets or operations (either before or after the Closing Date) of Parent or the Company; or (iv) changing or modifying any course of conduct or otherwise making any commitment (to any Governmental Entity or otherwise) regarding future operations of the businesses of Parent or the Company to obtain any approval from any Governmental Entity or to prevent the initiation of any lawsuit by any Governmental Entity under any Antitrust Law or to prevent the entry of any Order that would otherwise make the Merger unlawful. Parent shall not be obligated to defend any action or proceeding instituted (or threatened to be instituted) challenging the Transactions as violative of any Antitrust Law, or if any Order is entered, enforced or attempted to be entered or enforced by a Governmental Entity, which Order would make the Transactions illegal or would otherwise prohibit, prevent, restrict, impair or delay consummation of the Transactions, Parent is not required to take any action to contest or resist any such action or proceeding or to have vacated, lifted, reversed or overturned any such Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions or to have such Order repealed, rescinded or made inapplicable so as to permit consummation of the Transactions.

Section 5.7 Takeover Statutes. None of Parent, the Company or any of their respective Subsidiaries shall take any action that would cause the Transactions or any Voting Agreement, to be subject to requirements imposed by any takeover statute. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Transactions, or any Voting Agreement, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby and by the Voting Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and by the Voting Agreements.

Section 5.8 Public Announcements. During the Pre-Closing Period, unless a Company Adverse Recommendation Change has occurred, the Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or by the rules and regulations of Nasdaq; provided that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one Party after having consulted with the other Party). The Company and Parent agree to issue a joint press release announcing the execution and delivery of this Agreement.

Section 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of the Company and any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters existing or occurring or actions or omissions taken prior to the Effective Time, including (i) the Transactions, and (ii) actions to enforce this Section 5.9 or any other indemnification or advancement right of any Company Indemnified Party, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification.

(b) From and after the Effective Time until the sixth (6th) anniversary thereof, the Organizational Documents of the Surviving Corporation and its Subsidiaries as of the Effective Time shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers or employees of the Company, a Subsidiary of the Company or any of their predecessor entities, than are presently set forth in the Company Organizational Documents and the Company Subsidiary Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

(c) All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Company Indemnified Party or as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents), or any indemnification agreements in existence as of the date hereof between such Company Indemnified Party and the Company or any of its Subsidiaries that are set forth on Section 5.9(b) of the Company Disclosure Schedule, shall survive the Transactions and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties.

(d) Prior to the Effective Time, the Company shall and, if the Company is unable to, the Surviving Corporation shall promptly following the Effective Time, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, then, for a period of six (6) years after the Closing Date, the Surviving Corporation shall cause to be maintained in effect the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those provided in the Company’s existing policies as of the date hereof (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of similar national reputation that have at least the same coverage and amounts as the D&O Insurance in place on the date hereof and containing terms, conditions, retentions and limits of liability which are no less advantageous to the Company Indemnified Parties than those of the D&O Insurance in place on the date hereof) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.

(e) The rights of each Company Indemnified Party pursuant to this Section 5.9 shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents) or under any applicable Contracts or Law.

(f) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.9.

(g) The provisions of this Section 5.9 and (b) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Transaction Litigation. The Company shall give Parent the opportunity to participate in, but not control, the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or the other Transactions without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.

Section 5.12 Nasdaq Matters.

(a) Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in connection with the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Company Common Stock from Nasdaq and the termination of its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.13 Certain Tax Matters. Each of the Company and Parent shall use its reasonable best efforts to obtain the opinions of counsel referenced in Section 6.2(d) and Section 6.3(d)), including by executing and delivering customary tax representation letters to each such counsel in form and substance reasonably satisfactory to such counsel. None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) knowingly take any action (or fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, provided the above referenced opinions of counsel are received, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.14 Advice of Changes. The Company and Parent shall each promptly advise the other Party of (i) any notice or other communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Transactions (and provide a copy thereof), (ii) any notice or other communication from any other person alleging that the consent of such person is or may be required in connection with the Transactions (and provide a copy thereof) or (iii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Transactions that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall notify Parent as promptly as practicable of any notice or other communication from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company as a result of the Transactions.

Section 5.15 Parent Board. Parent shall take all appropriate actions at or prior to the Closing to appoint Christopher G. Chavez to Class II of the board of directors of Parent effective as of the Effective Time, including adjusting the size of the board of directors of Parent, if necessary.

Section 5.16 Parent Agreements Concerning Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

ARTICLE VI

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) on or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Approvals Under Antitrust Laws. Any waiting period (and extensions thereof) applicable to the Merger under the HSR Act and any applicable Antitrust Laws shall have expired or been terminated.

(c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) Listing of Shares. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 5.14).

(e) No Legal Prohibition. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that restrains, enjoins, prohibits or makes illegal the consummation of the Merger.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) ARTICLE III (other than in Section 3.1(a) (first sentence only), Section 3.2(a), Section 3.2(b), Section 3.3(a) (first and second sentences only) and Section 3.3(b)) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) Section 3.1(a) (first sentence only), Section 3.2(a), Section 3.2(b), Section 3.3(a) (first and second sentences only) and Section 3.3(b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all covenants required by the Agreement to be performed or complied with by it prior to the Closing Date.

(c) Company Approvals. Those Company Approvals set forth in Section 6.2(c) of the Company Disclosure Schedule shall have been obtained, delivered or made, as applicable, by the Company.

(d) No Company Material Adverse Effect. During the period from the date hereof until the Effective Time, there shall not have occurred a Company Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Delivery of Certificates. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its chief executive officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.3(d) have been satisfied.

(f) Tax Matters. Parent shall have received a written opinion from Arnold & Porter LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided that Parent shall waive the condition set forth in this Section 6.2(f) upon the written request of the Company if the Company has waived the condition set forth in Section 6.3(f).

Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) ARTICLE IV (other than in Section 4.1(a) (first sentence only), Section 4.2(a), Section 4.3(a) (first, second, third, fourth and sixth sentences only) and Section 4.15 (second sentence only)) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material

Adverse Effect and do not prevent or materially delay Parent from consummating the Merger in accordance with the terms of this Agreement and (ii) Section 4.1(a) (first sentence only), Section 4.2(a), Section 4.3(a) (first, second, third, fourth and sixth sentences only) and Section 4.15 (second sentence only) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need to be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with all covenants required by the Agreement to be performed or complied with by them prior to the Closing Date.

(c) Parent Approvals. Those Parent Approvals set forth in Section 6.3(c) of the Parent Disclosure Schedule shall have been obtained, delivered or made, as applicable, by the Company.

(d) No Parent Material Adverse Effect. During the period from the date hereof until the Effective Time, there shall not have occurred a Parent Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Delivery of Certificates. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its chief executive officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been satisfied.

(f) Tax Matters. The Company shall have received a written opinion from Stradling Yocca Carlson & Rauth, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether before or after the Company Stockholder Approval shall have been obtained, unless otherwise provided below), only as follows:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened and held or any adjournment or postponement thereof permitted by this Agreement;

(c) by either the Company or Parent if the Closing shall not have occurred on or prior to 12:00 midnight, New York City time, on March 31, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party whose breach of this Agreement proximately caused the failure of any of the conditions set forth in ARTICLE VI; provided, however, that either the Company or Parent may in its sole discretion extend the End Date for one (1) additional ninety (90) day period if the Parties have not received the requisite approvals necessary to comply with Antitrust Laws by March 31, 2016;

(d) by either the Company or Parent if any Law shall have been passed that makes the consummation of the Transactions illegal or any Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to a Party whose breach of this Agreement proximately caused such Order (or such Order becoming final and nonappealable);

(e) by the Company if: (i) (A) Parent and/or Merger Sub shall have breached or failed to perform in any material respect any of their covenants or other agreements contained in this Agreement, or (B) Parent shall have breached any of its representations and warranties contained in this Agreement, which breach or failure to perform if occurring or continuing to occur as of the Closing Date, would result in a failure of the condition set forth in Section 6.1 or Section 6.3 and (ii) the relevant breaches or failures to perform referred to in clause (i) of this Section 7.1(e) are not cured by the earlier of (A) the End Date and (B) the date that is forty-five (45) days following written notice from the Company to Parent describing such breach or failure in reasonable detail;

(f) by Parent if: (i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform if occurring or continuing to occur as of the Closing Date, would result in a failure of a condition set forth in Section 6.1 or Section 6.2, and (ii) the relevant breaches or failures to perform referred to in clause (i) of this Section 7.1(f) are not cured by the earlier of (A) the End Date and (B) the date that is forty-five (45) days following written notice from Parent to the Company describing such breach or failure in reasonable detail;

(g) by Parent, prior to the Cut-off Time, following a Company Adverse Recommendation Change; and

(h) by the Company (at any time prior to the Company Stockholder Approval), following full compliance with Section 5.3(e) and compliance with the remaining provisions of Section 5.3 in all material respects, in order to enter into a definitive Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a knowing or intentional breach of this Agreement, but only if (i) concurrently with such termination, the Company enters into the applicable Alternative Acquisition Agreement and (ii) prior to or concurrently with and as a condition to such termination, the Company has paid to Parent the Termination Fee pursuant to Section 7.3(a)(iv).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and of no effect (except that the Confidentiality Agreements and the provisions of this Section 7.2, Section 7.3 and ARTICLE

VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except (i) as provided in Section 7.3 or (ii) Liability arising out of or resulting from fraud or any Willful Breach occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity).

Section 7.3 Termination Fees.

(a) (i) If this Agreement is terminated by Parent pursuant to Section 7.1(g), the Company shall pay to Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds within two (2) Business Days after such termination.

(ii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) or by Parent pursuant to Section 7.1(f), if, in any of the foregoing cases, (A) prior to such termination, a Company Takeover Proposal shall have been made public or proposed publicly to the Company or its stockholders and has not been publicly withdrawn prior to the Company Stockholder Meeting and (B) within twelve (12) months following such termination, the Company or one or more of its Subsidiaries shall have executed a definitive agreement in respect of such Company Takeover Proposal and shall have consummated the transactions contemplated thereby, in which cases the Company shall pay to Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds on the date of consummation of such transaction; provided that, for purposes of this Section 7.3(a)(ii), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 8.16(b), except that all references to “25%” therein shall be deemed to be references to “50%.”

(iii) If this Agreement is terminated (A) pursuant to Section 7.1(a), (B) by either Parent or the Company pursuant to Section 7.1(c) or (C) by either Parent or the Company pursuant to Section 7.1(d) as a result of a Law or an Order in connection with any Antitrust Law and, in each of the foregoing cases of (A), (B) or (C), all of the conditions to Closing of Parent set forth in ARTICLE VI (other than (1) the condition set forth in Section 6.1(b), (2) the condition set forth in Section 6.1(e) as it relates to any Antitrust Laws and (3) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of this clause (3), which conditions would be capable of satisfaction if the Closing Date were the date of such termination, in each case other than any failures of such conditions to be satisfied that result from a breach by Parent of this Agreement where such breach proximately contributed to the failure of such conditions to be satisfied or capable of satisfaction) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company the Reverse Termination Fee, by wire transfer (to an account designated by the Company) in immediately available funds within two (2) Business Days after such termination.

(iv) If this Agreement is terminated by the Company pursuant to Section 7.1(h), then the Company shall pay to Parent, by wire transfer (to an account designated by Parent) in immediately available funds concurrently with and as a condition to such termination, the Termination Fee.

(b) For purposes of this Agreement:

(i) “Reverse Termination Fee” shall mean a cash amount equal to $9,495,000.

(ii) “Termination Fee” shall mean a cash amount equal to $6,330,000.

(c) The parties agree that, if this Agreement is validly terminated in accordance with any provision under which payment of the Termination Fee or the Reverse Termination Fee, as applicable, is required hereunder, then upon receipt of such payment by the receiving Party, the payment of such Termination Fee or Reverse Termination Fee, as applicable, in accordance with this Section 7.3, shall, except in the case of fraud or a Willful Breach, be the sole and exclusive remedy of the receiving Party for any loss suffered as a result of any breach of any covenant or agreement herein or the failure of the Transactions to be consummated and, upon payment of such amount, except in the case of fraud or a Willful Breach, neither the receiving Party nor any of its Subsidiaries or its or their respective former, current or future stockholders, directors, officers, employees, Affiliates, agents or other Representatives shall have any further Liability of any kind for any reason arising out of or in connection with the Transactions.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. Accordingly, if either the Company or Parent (the “Breaching Party”) fails to pay in a timely manner any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the other Party (the “Non-Breaching Party”) commences a suit that results in a judgment against the Breaching Party for the amounts set forth in this Section 7.3 or any portion thereof, then (i) the Breaching Party shall reimburse the Non-Breaching Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such suit and (ii) the Breaching Party shall pay to the Non-Breaching Party interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance or compliance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the Party incurring or required to incur such expenses, it being understood that the HSR filing fee shall be paid by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5 Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation of the Parties to consummate the Transactions and the obligation of Parent and Merger Sub to pay, and the Company’s stockholders’ right to receive, the aggregate consideration payable to them pursuant to the Transactions, in each case in accordance with the terms and subject to the conditions of this Agreement) in addition to any other rights and remedies to which such Party is entitled at law or in equity, except as may be limited by this Section 8.5. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party irrevocably waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Without limiting the provisions of Section 7.3(c), the Termination Fee pursuant to Section 7.3(a)(i), Section 7.3(a)(ii) or Section 7.3(a)(iv) and the Reverse Termination Fee pursuant to Section 7.3(a)(iii) shall not be a basis for denying specific performance or an injunction contemplated by this Section 8.5.

Section 8.6 Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such suit, action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.8; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 8.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.7.

Section 8.8 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent, when sent by email or facsimile by the Party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 8.8 and either (ii) (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 8.8 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” replies) or facsimile or any other method described in this Section 8.8, or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent or the Merger Sub:

Endologix, Inc.

2 Musick

Irvine, CA 92618

Facsimile: 949-595-7317

Attention: John McDermott, Chief Executive Officer

Email: jmcdermott@endologix.com

with copies (not constituting notice) to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
Attention:	Lawrence B. Cohn
Michael L. Lawhead
Facsimile:	(949) 725-4000
Email:	lcohn@sycr.com
mlawhead@sycr.com

To the Company:

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA 95403

Facsimile: (855) 569-7763

Attention: Christopher G. Chavez, President and Chief Executive Officer

Email: cchavez@trivascular.com

with copies (not constituting notice) to:

Arnold & Porter LLP
Three Embarcadero Center, 10th Floor
San Francisco, CA 94111-4024
Attention:	Julia Vax
Edward Deibert
Fax:	(415) 471-3400
Email:	julia.vax@aporter.com
edward.deibert@aporter.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties. Subject to the first sentence of this Section 8.9, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.9 shall be null and void.

Section 8.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction (a) shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement and (b) shall not, solely by virtue thereof, be invalid or unenforceable in any other jurisdiction. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

Section 8.11 Entire Agreement. This Agreement, together with the exhibits and schedules hereto (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and except as provided by Section 8.14, this Agreement is not intended to grant standing to any person other than the Parties hereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB AND THE COMPANY MAKES OR RELIES ON ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, and, if applicable, whether before or after the Company Stockholder Approval shall have been obtained, any provision of this Agreement may be amended or waived, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the Party waiving such provision; provided, if applicable, that following receipt of the Company Stockholder Approval no amendment may be made which under applicable Law requires further stockholder approval without obtaining such approval. At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14 No Third-Party Beneficiaries. Except as provided in Section 5.9, each of Parent, Merger Sub and the Company agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 5.9 and clause (b) of the first sentence of this Section 8.14 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.12 without notice or Liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.15 Interpretation. When a reference is made in this Agreement to an Article, Section or Annex, such reference shall be to an Article, Section or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 8.16 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power are on the date hereof directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement to “made available” (or words of similar import), in respect of information made available (or words of similar import) to or by any of the Parties, means information made available to or (as applicable) by such person electronically. References in this Agreement (except as specifically otherwise defined) to “Person” or “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 8.16(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.16(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

(ii) “Book-Entry Shares” means all shares of Company Common Stock in book-entry form.

(iii) “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in Los Angeles, California are authorized or required by Law to close.

(iv) “Certificate” means each certificate that, immediately prior to the Effective Time, represented shares of Company Common Stock.

(v) “Clean Team Agreement” means that certain Clean Team Confidentiality Agreement dated as of September 21, 2015 by and between Parent and the Company, as amended from time to time.

(vi) “Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability.

(vii) “Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect:

(A) any changes in global or national economic conditions, including securities, credit, financial or other capital markets conditions;

(B) any changes in conditions generally affecting the medical device industry;

(C) any decline in the market price or trading volume of the shares of Company Common Stock on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect);

(D) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect);

(E) the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder the consummation of the Transactions or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any Subsidiary of the Company with its employees or with any other third party;

(F) changes or proposed changes in GAAP or in Laws applicable to the Company or any Subsidiary of the Company or the enforcement or interpretation thereof;

(G) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement; or

(H) any action expressly required to be taken pursuant to or in accordance with this Agreement or taken with the consent, of Parent or Merger Sub;

except, in the case of any of clauses (A), (B), (F) or (G) in the event that such changes in conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other medical device companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

(viii) “Company Options” means each award designated as an award of options to purchase shares of Company Common Stock granted under the Company Stock Plans.

(ix) “Company Product” means any product that is or has been developed, manufactured, labeled, marketed, distributed, commercialized, sold, imported or exported by or on behalf of the Company or any of its Subsidiaries.

(x) “Company Regulatory Agency” means any applicable Governmental Entity that has regulatory authority over the development, design, testing, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of any Company Products, including the FDA.

(xi) “Company RSU Awards” means each award designated as an award of restricted stock units granted under the Company Stock Plans.

(xii) “Company Stock Awards” means collectively the Company Options and the Company RSU Awards.

(xiii) “Company Stock Plans” means the TriVascular Technologies, Inc. 2008 Equity Incentive Plan and the TriVascular Technologies, Inc. 2014 Equity Incentive Plan, and any applicable award agreements granted under any of the foregoing, collectively.

(xiv) “Company Superior Proposal” means a written Company Takeover Proposal (but substituting “50%” for all references to “25%” in the definition of such term) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board of Directors considers to be appropriate, and taking into account any revisions to the terms of this Agreement proposed by Parent in response to such Company Takeover Proposal, as contemplated by Section 5.3(g) of this Agreement, is more favorable to the stockholders of the Company than the Transactions.

(xv) “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to (A) a merger, consolidation, business combination, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of twenty-five percent (25%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty-five percent (25%) of the total voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing twenty-five percent (25%) or more of the fair market value of the total consolidated assets, the consolidated net revenues or consolidated net income of the Company and its Subsidiaries (other than sales of inventory in the ordinary course of business, leases in the ordinary course of business and nonexclusive licenses in the ordinary course of business) or (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning twenty-five percent (25%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty-five percent (25%) of the voting power of the Company.

(xvi) “Company Warrants” shall mean (A) that certain Warrant, dated October 30, 2012, by and between the Company and Capital Royalty Partners II L.P., (B) that certain Warrant, dated June 30, 2010, by and between the Company and Entity affiliated with Pinnacle Ventures, (C) that certain Warrant, dated June 30, 2010, by and between the Company and Entity affiliated with Pinnacle Ventures, and (D) those certain Warrants, dated February 2, 2012, by and between the Company and Holder.

(xvii) “Contract” means any contract, note, loan, bond, mortgage, indenture, guarantee of indebtedness or credit agreement, deed of trust, license, lease, agreement or other instrument or obligation that is legally binding, whether written or oral.

(xviii) “CRG” means Capital Royalty Partners II L.P. and its Affiliates.

(xix) “CRG Convertible Debt” means those certain Senior Convertible Promissory Notes dated August 18, 2015, issued by the Company to CRG.

(xx) “Environmental Law” means any applicable Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(xxi) “ERISA” means, the Employee Retirement Income Security Act of 1974, as amended.

(xxii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxiii) “FDA” means the United States Food and Drug Administration, or any successor agency thereto.

(xxiv) “FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

(xxv) Governmental Authorization” means any instrument, permit, concession, license, certificate, franchise, permission, variance, clearance, registration, qualification, listing, approval, CE-mark, right or authorization (including any supplement or amendment thereto) issued, granted, given or otherwise put into effect by or under the authority of any Governmental Entity or pursuant to any Law.

(xxvi) “Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization, any quasi-governmental organization or any court of competent jurisdiction, arbitral body, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

(xxvii) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xxviii) “Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (A) all obligations of such person for borrowed money, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business), (D) all lease obligations of such person required to be classified and accounted for as capital leases on the balance sheet of such person, (E) the net cash payment of obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement

(valued at the termination value thereof), (F) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (G) all guarantees of such person of any Indebtedness of any other person other than a wholly-owned subsidiary of such person.

(xxix) “Intellectual Property” means all intellectual property rights arising under the Laws of any jurisdiction with respect to the following: (A) patents and patent applications (and any patents that issue as a result of those patent applications), including rights in respect of utility models or industrial designs, and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”), (B) trademarks, service marks, trade dress, logos and trade names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications (including intent to use applications) for registration thereof (collectively, “Trademarks”), (C) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof (collectively, “Copyrights”), (D) mask work rights and registrations and applications for registration thereof, (E) trade secrets (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, methods, processes, techniques, formulae, algorithms, technical data, specifications, research and development information, or technology, in each case, to the extent qualifying as a trade secret under applicable Law) (collectively, “Trade Secrets”), (F) URL and domain name registrations (collectively, “Domain Names”) and (G) other intellectual property rights now known or hereafter recognized.

(xxx) “Intervening Event” means any event, change, effect, development, condition or occurrence that (a) does not relate to any Company Takeover Proposal and (b) is not known and was not reasonably foreseeable to the Company Board of Directors as of the date hereof.

(xxxi) “Key Employees” means the following: Christopher G. Chavez and Michael V. Chobotov, Ph.D.

(xxxii) “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xxxiii) “Nasdaq” means the NASDAQ Global Select Market

(xxxiv) “Noncompetition Agreements” means those certain Noncompetition and Nonsolicitation Agreements being entered into simultaneously herewith by each Key Employee and effective on the Closing Date.

(xxxv) “Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Parent Material Adverse Effect:

(A) any changes in global or national economic conditions, including securities, credit, financial or other capital markets conditions;

(B) any changes in conditions generally affecting the medical device industry;

(C) any decline in the market price or trading volume of the shares of Parent Common Stock on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Parent Material Adverse Effect);

(D) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Parent Material Adverse Effect);

(E) the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder the consummation of the Transactions or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any Subsidiary of the Company with its employees or with any other third party;

(F) changes or proposed changes in GAAP or in Laws applicable to Parent or any Subsidiary of Parent or the enforcement or interpretation thereof;

(G) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement; or

(H) any action expressly required to be taken pursuant to or in accordance with this Agreement or taken with the consent of the Company;

except, in the case of any of clauses (A), (B), (F) or (G) in the event that such changes in conditions have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other medical device companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect).

(xxxvi) “Parent Product” means any product that is or has been developed, manufactured, labeled, marketed, distributed, commercialized, sold, imported or exported by or on behalf of Parent or any of its Subsidiaries.

(xxxvii) “Parent Regulatory Agency” means any applicable Governmental Entity that has regulatory authority over the development, design, testing, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of any Parent Products, including the FDA.

(xxxviii) “Parent Stock Plan” means the Endologix, Inc. 2006 Stock Incentive Plan, as amended, and any applicable award agreements granted thereunder.

(xxxix) “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, contractors’, subcontractors’, suppliers’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to Liabilities that are not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a person and its wholly-owned subsidiaries, (F) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (G) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business and (H) (vi) purchase money liens and liens securing rental payments under all obligations for capital leases (determined in accordance with GAAP).

(xl) “Prohibited Person” means (A) an entity that has been determined by a competent authority to be the subject of a prohibition under any Law, regulation, rule or executive order administered by the Office of Foreign Assets Control; (B) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (C) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (D) any individual or entity that has been identified on the Office of Foreign Assets Control Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such individual or entity; or (E) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.

(xli) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xlii) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

(xliii) “Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

(xliv) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection, assessment or administration of such Tax.

(xlv) “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would cause a material breach of this Agreement.

Index of Defined Terms

.pdf	Section 8.3
Acceptable Confidentiality Agreement	Section 5.3(c)
Affiliates	Section 8.16(a)
Aggregate Cash Consideration	Section 2.1(a)
Aggregate Company Option Exercise Value	Section 2.1(b)
Aggregate Company Option Intrinsic Value	Section 2.1(c)
Aggregate Company RSU Value	Section 2.1(d)
Aggregate Company Warrant Exercise Value	Section 2.1(e)
Aggregate Company Warrant Intrinsic Value	Section 2.1(f)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Antitrust Laws	Section 8.16(b)(i)
Appraisal Provisions	Section 2.2(b)
Book-Entry Shares	Section 8.16(b)(ii)
Breaching Party	Section 7.3(d)
Business Day	Section 8.16(b)(ii)
Cancelled Shares	Section 2.2(a)(ii)
Certificate	Section 8.16(b)(iv)
Certificate of Merger	Section 1.3
Clean Team Agreement	Section 8.16(b)(v)
Closing	Section 1.2
Closing Date	Section 1.2
Code	RECITALS
Company	Preamble
Company 401(k) Plan	Section 5.5(c)
Company Adverse Recommendation Change	Section 5.3(e)
Company Approvals	Section 3.3(c)
Company Benefit Plan	Section 8.16(b)(vi)
Company Board of Directors	RECITALS
Company Bylaws	Section 3.1(b)
Company Certificate	Section 3.1(b)
Company Collective Bargaining Agreement	Section 3.15(a)
Company Common Stock	RECITALS
Company Disclosure Schedule	ARTICLE III

Company Employees	Section 5.5(a)
Company ESPP	Section 2.4(c)
Company Financial Statements	Section 3.4(b)
Company Indemnified Parties	Section 5.9(a)
Company Leased Real Property	Section 3.17
Company Material Adverse Effect	Section 8.16(b)(vii)
Company Material Contracts	Section 3.20(a)
Company Option Intrinsic Value	Section 2.1(g)
Company Options	Section 8.16(b)(viii)
Company Organizational Documents	Section 3.1(b)
Company Owned Intellectual Property	Section 3.16(a)
Company Preferred Stock	Section 3.2(a)
Company Product	Section 8.16(b)(ix)
Company Qualified Plan	Section 3.10(c)
Company Real Property Leases	Section 3.17
Company Recommendation	RECITALS
Company Registered Intellectual Property	Section 3.16(a)
Company Regulatory Agency	Section 8.16(b)(xi)
Company Regulatory Permits	Section 3.8(a)
Company RSU Awards	Section 8.16(b)(xi)
Company RSU Value	Section 2.1(h)
Company SEC Documents	Section 3.4(a)
Company Stock Awards	Section 8.16(b)(xii)
Company Stock Plans	Section 8.16(b)(xiii)
Company Stockholder Approval	Section 3.3(a)
Company Stockholder Meeting	Section 5.4(b)
Company Subsidiary Organizational Documents	Section 3.1(b)
Company Superior Proposal	Section 8.16(b)(xiv)
Company Takeover Proposal	Section 8.16(b)(xv)
Company Warrant Intrinsic Value	Section 2.1(i)
Company Warrants	Section 8.16(b)(xvi)
Confidentiality Agreement	Section 5.2(c)
Contract	Section 8.16(b)(xvii)
Control	Section 8.16(a)
controlled by	Section 8.16(a)
Copyrights	Section 8.16(b)(xxix)
CRG	Section 8.16(b)(xviii)
CRG Convertible Debt	Section 8.16(b)(xix)
CRG Value	Section 2.1(j)
Cut-off Time	Section 5.3(c)
D&O Insurance	Section 5.9(d)
Delaware Secretary	Section 1.3
DGCL	RECITALS
Disclosure Schedules	ARTICLE IV
Dissenting Shares	Section 2.2(b)
Dissenting Stockholder	Section 2.2(b)
Domain Names	Section 8.16(b)(xxix)
Effective Time	Section 1.3
End Date	Section 7.1(c)

Enforceability Exceptions	Section 3.3(b)
Environmental Law	Section 8.16(b)(xx)
ERISA	Section 8.16(b)(xxi)
ERISA Affiliate	Section 8.16(b)(xxii)
Exchange Act	Section 3.3(c)
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(b)
FDA	Section 8.16(b)(xxiii)
FDCA	Section 8.16(b)(xxiv)
Form S-4	Section 5.4(a)
Fractional Share Cash Amount	Section 2.2(d)
GAAP	Section 3.2(b)
Governmental Authorization	Section 8.16(b)(xxv)
Governmental Entity	Section 8.16(b)(xxvi)
Hazardous Materials	Section 8.16(b)(xxvii)
Healthcare Law	Section 3.8(b)
HSR Act	Section 3.3(c)
Indebtedness	Section 8.16(b)(xxviii)
Intellectual Property	Section 8.16(b)(xxix)
Intervening Event	Section 8.16(b)(xxx)
IRS	Section 3.10(a)
Knowledge	Section 8.16(a)
Key Employee	Section 8.16(b)(xxx)
Law	Section 3.7(a)
Laws	Section 3.7(a)
Letter of Transmittal	Section 2.3(c)
Liability	Section 8.16(b)(xxxii)
Lien	Section 3.3(d)
made available	Section 8.16(a)
Mailing Date	Section 5.4(b)
MDD	Section 3.8(a)
MDR	Section 3.8(f)
MDV	Section 3.8(f)
Meeting Election	Section 5.4(b)
Merger	RECITALS
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.2(a)(iii)
Nasdaq	Section 8.16(b)(xxxiii)
Noncompetition Agreements	Section 8.16(b)(xxxiv)
Non-Breaching Party	Section 7.3(d)
Notified Body	Section 3.8(b)
Offering Period	Section 2.4(c)
Order	Section 3.12
Organizational Documents	Section 3.1(b)
Outstanding Company Common Stock	Section 2.1(k)
Outstanding Company Common Stock Adjusted	Section 2.1(l)
Parent	Preamble
Parent 401(k) Plan	Section 5.5(c)
Parent Approvals	Section 4.3(b)

Parent Common Stock	Section 4.2
Parent Disclosure Schedule	ARTICLE IV
Parent Financial Statements	Section 4.4(b)
Parent Leased Real Property	Section 4.16
Parent Material Adverse Effect	Section 8.16(b)(xxxv)
Parent and Merger Sub Organizational Documents	Section 4.1(b)
Parent Owned Intellectual Property	Section 4.13(a)
Parent Registered Intellectual Property	Section 4.13(a)
Parent Product	Section 8.16(b)(xxxvi)
Parent Preferred Stock	Section 4.2
Parent Real Property Leases	Section 4.16
Parent Regulatory Agency	Section 8.16(b)(xxxvii)
Parent Regulatory Permits	Section 4.8
Parent SEC Documents	Section 4.4(a)
Parent Stock Awards	Section 4.2
Parent Stock Plans	Section 8.16(b)(xxxviii)
Parties	Preamble
Party	Preamble
Patents	Section 8.16(b)(xxix)
Permitted Lien	Section 8.16(b)(xxxix)
Per Share Cash Consideration	Section 2.1(m)
Per Share Merger Consideration	Section 2.1(n)
Per Share Stock Consideration	Section 2.1(o)
Person or person	Section 8.16(a)
Post-Closing Plans	Section 5.5(b)
Pre-Closing Period	Section 5.1(a)
Premium Cap	Section 5.9(c)
Prohibited Person	Section 8.16(b)(xl)
Proxy Statement/Prospectus	Section 5.4(a)
Company Qualified Plan	Section 3.10(c)
Recall	Section 3.8(h)
Registrations	Section 8.16(b)(xxxii)
Release	Section 8.16(b)(xli)
Representatives	Section 5.3(a)
Reverse Termination Fee	Section 7.3(b)(i)
Sarbanes-Oxley Act	Section 3.4(a)
Satisfaction Date	Section 1.2
SEC	ARTICLE III
Second Request	Section 5.6(b)
Securities Act	Section 3.3(c)
Subsidiaries	Section 8.16(a)
Surviving Corporation	Section 1.1
Tax	Section 8.16(b)(xxxii)
Tax Return	Section 8.16(b)(xliii)
Taxes	Section 8.16(b)(xxxii)
Taxing Authority	Section 8.16(b)(xliv)
Termination Fee	Section 7.3(b)(ii)
Trade Secrets	Section 8.16(b)(xxix)
Trademarks	Section 8.16(b)(xxix)

Transactions	RECITALS
under common control with	Section 8.16(a)
Voting Agreements	RECITALS
VWAP	Section 2.1(g)
Willful Breach	Section 8.16(b)(xlv)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENDOLOGIX, INC.

By:	/s/ John McDermott
Name:	John McDermott
Title:	Chief Executive Officer

TETON MERGER SUB, INC.

By:	/s/ John McDermott
Name:	John McDermott
Title:	Chief Executive Officer

TRIVASCULAR TECHNOLOGIES, INC.

By:	/s/ Christopher G. Chavez
Name:	Christopher G. Chavez
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]